                                               Filed Pursuant to Rule 424(b)(5)
                                               Registration No. 333-6997

  ************************************************************************
  *  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. *
  ************************************************************************

                 SUBJECT TO COMPLETION, DATED NOVEMBER 22, 1996

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 12, 1996

                                5,000,000 SHARES

                        MARINE DRILLING COMPANIES, INC.

                                  COMMON STOCK
[MARINE DRILLING LOGO]     (PAR VALUE $.01 PER SHARE)
                             ----------------------
     The last reported sale price of the Common Stock, which is quoted under the symbol "MDCO," on the Nasdaq National Market on November 21, 1996 was $17 1/4 per share. See "Price Range of Common Stock."

     SEE "RISK FACTORS" BEGINNING ON PAGE S-8 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                             ----------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ----------------------

                                            INITIAL PUBLIC       UNDERWRITING       PROCEEDS TO
                                            OFFERING PRICE       DISCOUNT (1)       COMPANY(2)
                                           ----------------    ----------------    -------------
Per Share................................         $                   $                  $
Total (3)................................         $                   $                  $

---------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting estimated expenses of $200,000 payable by the Company.
(3) The Company has granted to the Underwriters an option for 30 days to purchase up to an additional 750,000 shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to the
    Company will be $          , $          , and $          , respectively. See
    "Underwriting."
                             ----------------------
     The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York on or about
December   , 1996, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                        SALOMON BROTHERS INC

                     BT SECURITIES CORPORATION
                                                         SOUTHCOAST CAPITAL
                                                            CORPORATION
                             ----------------------
          The date of this Prospectus Supplement is December   , 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

               INCORPORATION OF ADDITIONAL DOCUMENT BY REFERENCE

     In addition to the documents referred to under "Incorporation of Certain Documents by Reference" in the accompanying Prospectus, the Company hereby incorporates by reference the description of the Company's Preferred Share Purchase Rights contained in the Registration Statement on Form 8-A dated November 15, 1996.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus Supplement or the accompanying Prospectus or in documents incorporated herein by reference. Unless otherwise indicated, the information contained herein assumes that the Underwriters' over-allotment option will not be exercised. In addition, unless otherwise specified, the financial data (including share and per share data) in this Prospectus Supplement have been adjusted to reflect a one-for-twenty-five reverse stock split effected by the Company on October 29, 1992. References to the "Company" or "Marine" herein include Marine Drilling Companies, Inc. and its subsidiaries, unless the context otherwise requires.

                                  THE COMPANY

     The Company is engaged in the offshore contract drilling of oil and gas wells, primarily in the U.S. Gulf of Mexico, for independent and major oil and gas companies. The Company owns and operates a fleet of 14 mobile offshore jack-up drilling rigs, consisting of five independent leg units, three of which have a cantilever feature, and nine mat supported units, four of which have a cantilever feature. The Company's jack-up rigs are currently capable of drilling to depths of 20,000 to 30,000 feet in maximum water depths ranging from 200 to 300 feet. Twelve of the Company's rigs are under contract in the U.S. Gulf of Mexico, one rig is under contract off the east coast of India and one rig is being refurbished and upgraded.

     The Company believes that its primary strengths are its: (i) significant presence in the Gulf of Mexico market, (ii) low cost structure, (iii) long standing reputation for quality service and safety and (iv) conservative capital structure.

     While the Company remains committed to maintaining a strong presence in the Gulf of Mexico, one of the Company's primary objectives is to expand its business into the deep water and international markets. This expansion should allow the Company to diversify the source of its revenues to include a balanced mix of short-term and long-term contracts. Long-term contracts are typically available in most deep water and international jack-up markets. The Company believes that a more diversified revenue base will reduce the impact of industry volatility on the Company. Pursuant to this strategy, the Company recently purchased the MARINE 305, a 300-foot independent leg, slot rig, for a total consideration of $8 million. The Company has commenced a program to refurbish and significantly upgrade the rig's operational capabilities at an expected investment of approximately $31 million. The Company intends to seek a long-term international contract for this rig.

     Additionally, in November 1996, the Company agreed to acquire the CHRIS CHENERY (to be renamed the MARINE 500), a second generation semi-submersible rig for $38 million (the "MARINE 500 Acquisition"). The MARINE 500 Acquisition will enable the Company to enter the deep water drilling sector and, in furtherance of its strategy, enhance its ability to obtain longer term contracts. The rig was built in 1975 and is capable of operating in water depths of up to 600 feet. The Company is currently evaluating upgrades to the capabilities of this rig and anticipates that such upgrades could be effected in two phases. The first phase would involve the near-term upgrade of the rig's water depth capability to a range of 1,200 to 1,500 feet. The second phase would involve the further enhancement of the rig to increase its variable deck load and to increase its water depth capability to a range of 3,500 to 5,000 feet. The Company will make a decision on these upgrades based upon the timing, availability and pricing of long-term contracts for the rig. The completion of the MARINE 500 Acquisition is subject to certain customary conditions.

     Beginning in late 1995, the Company experienced a significant increase in its earnings and net cash flow from operations, primarily as a result of improvements in utilization and day rates in the U.S. Gulf of Mexico. Earnings for the nine months ending September 30, 1996 improved to $13.3 million compared to a net loss of $5.6 million for the comparable period in 1995, while net cash flow from operations improved to $24.7 million compared to $4.6 million for the comparable period in 1995.

                                MARKET OVERVIEW

     Activity in the offshore contract drilling industry has increased significantly over the last two years. Higher commodity prices combined with improved exploration and production technology have significantly increased demand for offshore drilling services. This increased demand combined with a continuing decline in the number of marketable rigs has led to increasing day rates. As a result, the worldwide market for jack-up rigs has improved recently with most major offshore markets showing increasing demand. The total supply of jack-up rigs has been reduced from a peak of 455 in November 1985, to 358 on November 19, 1996 and, worldwide jack-up utilization as of such date was 95%. The utilization rate of jack-up rigs in the U.S. Gulf of Mexico as of November 19, 1996 was 94%, as compared with an average rate of 78% for 1995.

     The deep water market for semi-submersible rigs has experienced improved demand and higher day rates during the past year, due in part to the increasing impact of technological advances that have broadened opportunities for offshore exploration and development. Most semi-submersible markets experienced increased utilization and significantly higher day rates in 1995 and 1996, and customers increasingly are seeking to contract for rigs serving these markets for a stated term (as opposed to contracts for the drilling of a single well or a group of wells). The utilization of semi-submersible rigs worldwide as of November 19, 1996 was 94% (133 rigs working out of a supply of 142 rigs), as compared with an average rate of 83% for 1995.

     The Company's utilization and average day rates in the U.S. Gulf of Mexico as of November 19, 1996 were 100% and approximately $27,000, respectively, as compared to an average of 64% and $17,564 for the first nine months of 1995.

                               BUSINESS STRATEGY

     The key elements of the Company's strategy are to:

     - Maintain Significant Presence in Gulf of Mexico. With 12 of its 14 jack-up rigs located in the Gulf of Mexico, Marine is well positioned to benefit from the currently strong Gulf of Mexico market and from any further improvement in that market. The improved utilization of and day rates for jack-up rigs in the Gulf of Mexico for the first nine months of 1996 has continued into the fourth quarter of 1996.

     - Grow Through Rig Acquisitions and Upgrades. The Company is actively seeking attractive opportunities for rig acquisitions to increase the size and capabilities of its fleet. The Company also has an ongoing program to upgrade and refurbish its fleet in order to enhance its operational capabilities and competitiveness. The acquisition of the MARINE 305 and the MARINE 500 Acquisition reflect the Company's strategy to purchase and upgrade rigs for redeployment on a long-term contractual basis.

     - Build a Diversified Revenue Base. To complement its position in the Gulf of Mexico, the Company's strategy is to build upon and diversify its revenue base by seeking an appropriate balance of long-term and short-term contracts. The Company intends to pursue this strategy through increased exposure to international markets and entrance into the deep water drilling sector as follows:

           Diversify Internationally. The Company intends to expand into selected international markets that typically offer longer term contracts. Currently, the Company has chartered the MARINE 201 rig under a one year, renewable contract to operate off the eastern coast of India. In addition, the MARINE 305 is currently located in the Middle East, and upon completion of its upgrade, the Company expects to operate this rig internationally.

           Enter Deep Water Drilling Sector. The Company intends to enter the deep water drilling sector through its pending acquisition of the MARINE 500, a second generation semi-submersible, and expects to expand in this sector through additional acquisitions of semi-submersibles and drillships. Although the Company has no history of operations in the deep water drilling sector, the Company has hired several key employees in 1996, including the Company's chief executive officer, who have significant experience in the deep water drilling sector.

     - Maintain a Low Cost Structure. The Company's low cost structure is an essential element in realizing its goal of maximizing its profit margins. The Company's incentive plans are designed to maintain a strong employee and management focus upon this objective.

     - Maintain Reputation for Quality Service and Safety. The Company continually strives to maintain and enhance its reputation for providing quality service. Crew quality is an important factor that customers consider when choosing a rig. The Company is focused on retaining trained and talented employees who are committed to the Company's high standards of quality service and safety.

     - Maintain Conservative Capital Structure. The offshore drilling business is subject to substantial fluctuations in demand, pricing and profitability. The Company believes that it is appropriate to maintain limited levels of debt and significant levels of liquidity to enable it to better withstand industry cyclicality. The Company is seeking a credit facility that would increase the Company's flexibility in financing future rig investments. The Company has received a firm commitment from a money center bank for a $100 million credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of
      Operation -- Financial Condition -- Liquidity and Capital
      Resources -- Other Activities."

     The Company's principal executive offices are located at One Sugar Creek Center Boulevard, Suite 600, Sugar Land, Texas 77478-3556, and its telephone number at that address is (281) 243-3000.

                                  THE OFFERING

Common Stock offered by the
  Company (the
  "Offering")..............  5,000,000 shares

Common Stock
Outstanding(1):

  Before the Offering......  45,665,319 shares

  After the Offering.......  50,665,319 shares

Use of Proceeds............  To fund the reactivation, upgrade and refurbishment of the MARINE 305, to either fund all or a portion of the acquisition and upgrade of the MARINE 500 or, if such acquisition is consummated prior to the completion of the Offering, to repay indebtedness incurred to fund such acquisition, and for general corporate purposes, including the funding of possible future rig acquisitions.

Risk Factors...............  See "Risk Factors" for a discussion of certain investment considerations to be considered by potential investors.

Nasdaq National Market
  symbol...................  "MDCO"
---------------

(1) Does not include 1,786,380 shares of Common Stock issuable upon the exercise of outstanding options, of which 628,880 were exercisable as of November 21, 1996.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain historical consolidated financial data of the Company as of and for each of the periods indicated and certain pro forma balance sheet data as of September 30, 1996 adjusted to give effect to the Offering. The financial data for each of the three years in the period ended December 31, 1995 are derived from the Company's audited consolidated financial statements. The consolidated historical financial data for the nine-month periods ended September 30, 1995 and 1996 are derived from the Company's unaudited consolidated financial statements which, in the opinion of the Company's management, include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations of the Company for such interim periods. The results for the nine months ended September 30, 1996 are not necessarily indicative of the results for the full year. The information presented below should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus Supplement.

                                                                             NINE MONTHS ENDED
                                                                               SEPTEMBER 30,
                                                YEARS ENDED DECEMBER 31,        (UNAUDITED)
                                               ---------------------------   -----------------
                                                1993      1994      1995      1995      1996
                                               -------   -------   -------   -------   -------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues...................................  $82,998   $70,597   $63,067   $39,860   $78,418
  Contract drilling expenses.................   45,330    50,575    55,091    38,335    44,166
  General and administrative.................    8,999     4,376     5,460     4,085     5,470
  Depreciation and amortization..............    5,312     7,733     9,377     6,773     8,545
                                               -------   -------   -------   -------   -------
  Operating income (loss)....................   23,357     7,913    (6,861)   (9,333)   20,237
  Interest income (expense), net.............      (62)    1,280       639       601       133
  Other income (expense).....................        6       (70)      120       130       355
                                               -------   -------   -------   -------   -------
  Income (loss) before income taxes..........   23,301     9,123    (6,102)   (8,602)   20,725
  Income tax expense (benefit)...............    8,278     3,193    (2,080)   (3,011)    7,469
                                               -------   -------   -------   -------   -------
  Net income (loss)..........................  $15,023   $ 5,930   $(4,022)  $(5,591)  $13,256
                                               =======   =======   =======   =======   =======
PER SHARE DATA:
  Net income (loss) per common share.........  $  0.37   $  0.14   $ (0.09)  $ (0.13)  $  0.30
                                               =======   =======   =======   =======   =======
  Weighted average common shares
     outstanding.............................   40,936    43,819    43,812    43,881    44,393
                                               =======   =======   =======   =======   =======
OTHER FINANCIAL DATA:
  EBITDA(1)..................................  $28,675   $15,576   $ 2,636   $(2,430)  $29,137
  Capital expenditures.......................   18,329    15,385    21,418    14,867    12,047

                                                                       SEPTEMBER 30, 1996
                                                                   ---------------------------
                                                                    ACTUAL      AS ADJUSTED(2)
                                                                   --------     --------------
                                                                   (UNAUDITED, IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments..............  $ 27,311        $109,049
  Working capital................................................    43,202         124,940
  Total assets...................................................   163,588         245,326
  Long-term debt (net of current maturities).....................     9,500           9,500
  Shareholders' equity...........................................   133,080         214,818

---------------

(1) As used herein, "EBITDA" refers to earnings before interest, taxes, depreciation and amortization of deferred financing costs. EBITDA should not be considered by an investor as an alternative to net income (loss) as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

(2) Adjusted to give effect to the Offering (assuming no exercise of the Underwriters' over-allotment option) and prior to the application of the net proceeds for the purposes described under "Use of Proceeds."

                             SUMMARY OPERATING DATA

     The following table sets forth certain industry and Company historical data comparing the rig utilization of the Company's fleet relative to that of the offshore jack-up drilling industry as a whole for the years ended December 31, 1993, 1994, 1995, during the nine months ended September 30, 1996 and during each of the first three quarters of 1996.

                                                                                          THREE MONTHS ENDED
                                YEARS ENDED DECEMBER 31,     NINE MONTHS ENDED   ------------------------------------
                               ---------------------------     SEPTEMBER 30,     MARCH 31,   JUNE 30,   SEPTEMBER 30,
                                1993      1994      1995           1996            1996        1996         1996
                               -------   -------   -------   -----------------   ---------   --------   -------------
INDUSTRY(1):
U.S. Gulf of Mexico
  Total jack-up rigs.........    116.5     135.8     140.1          136.6           137.2      136.7         135.9
  Working jack-up rigs.......     90.5     102.9     104.6          117.2           113.5      118.5         119.6
  Utilization................      78%       76%       75%            86%             83%        87%           88%
All other markets
  Total jack-up rigs.........    276.6     255.5     246.7          246.5           246.7      246.8         246.0
  Working jack-up rigs.......    216.9     192.5     197.5          206.4           203.3      205.0         210.8
  Utilization................      78%       75%       80%            84%             82%        83%           86%
COMPANY(2):
Fleet totals
  Total jack-up rigs.........     11.1      12.1      13.0           13.2            13.0       13.0          13.5
  Working jack-up rigs.......      9.9       9.8       8.9           12.3            11.1       12.8          13.0
  Utilization of all jack-up
    rigs.....................      89%       81%       68%            93%             85%        98%           97%
  Non-marketed jack-up
    rigs.....................      0.9       0.8       3.0            0.6             1.2        0.2           0.5
  Utilization of marketed
    jack-up rigs.............      97%       87%       89%            98%             94%       100%          100%
Average day rates(3).........  $23,019   $19,686   $19,289        $23,268         $21,026    $23,505       $24,932

---------------

(1) Averages of weekly data published by Offshore Data Services.

(2) The numbers represent the average number of rigs operated by the Company for the periods indicated.

(3) "Average day rate" is determined by dividing the total gross revenue earned by the Company's rigs during a given period by the total number of days that the Company's rigs were under contract during that period.

                                  RISK FACTORS

     Prospective purchasers of shares of Common Stock should carefully consider the risk factors set forth below, as well as the other information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, before purchasing the shares of Common Stock offered hereby.

FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement, particularly this section and the sections entitled "Prospectus Supplement Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains certain forward-looking statements and other statements that are not historical facts concerning, among other things, market conditions, the demand for offshore drilling services and future capital expenditures. There can be no assurance that the Company has accurately identified and properly weighed all of the factors which affect market conditions and demand for the Company's rigs, that the public information upon which the Company has relied is accurate or complete or that the Company's analysis of the market and demand for its rigs is correct and, as a result, the strategy based on such analysis will be successful.

DEPENDENCE ON OIL AND GAS INDUSTRY

     The Company's operations are largely dependent upon the levels of activity in oil and natural gas exploration and development drilling. Such activity levels are affected by trends in oil and natural gas prices. Historically, the prices for oil and natural gas have been volatile and are subject to wide fluctuations in response to changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of political, economic and other factors beyond the control of the Company. The Company cannot predict future oil and natural gas price movements with any certainty. Any prolonged reduction in oil and natural gas prices, however, will depress the level of exploration, development and production activity and result in a corresponding decline in the demand for the Company's services and, therefore, have a material adverse effect on the Company's revenues and profitability.

OPERATING RISKS

     Contract drilling operations are subject to various risks, including blowouts, cratering, fires and explosions, each of which could result in damage to or destruction of drilling rigs and oil and gas wells, damage to life and property, suspension of operations, and environmental damage through oil spillage and extensive uncontrolled fires. The Company's drilling equipment also is subject to hazards inherent in marine operations, such as capsizing, grounding, collision, damage from weather or sea conditions or unsound location. The Company currently maintains insurance coverage it believes to be customary in the industry against certain general and marine public liabilities, including liabilities for personal injuries. Except in limited circumstances, this insurance does not cover liability for pollution or environmental damage that originates below the water surface, although the Company is generally indemnified against such pollution and environmental liabilities by its customers. There can be no assurance, however, that such insurance or indemnification will be adequate to protect the Company against liability from all consequences of well disasters, extensive fire damage or damage to the environment or that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable. Such liabilities, if not covered by insurance or a third party indemnification, could have a material adverse effect on the Company.

CONCENTRATION OF OPERATIONS IN GULF OF MEXICO

     The Company historically has operated its offshore drilling rigs principally in the U.S. Gulf of Mexico. As of the date of this Prospectus Supplement, 12 of the Company's 14 rigs were located in the U.S. Gulf of Mexico. As a result of this geographic concentration, a decrease in the demand for offshore drilling rigs in the U.S. Gulf of Mexico could have a material adverse effect on the Company even if demand for offshore drilling rigs in other areas of the world was not adversely affected.

INTERNATIONAL OPERATIONS

     The Company currently operates a rig offshore India and has previously operated three rigs in the Bay of Campeche, offshore Mexico. The Company also currently intends to market internationally the MARINE 305 and MARINE 500 and to seek to acquire additional rigs for operation in international markets. In addition, although the Company does not currently intend to move any of its jack-ups currently operating in the Gulf of Mexico to international markets, with the possible exception of the Bay of Campeche, the Company has modified three of its rigs so that they are suitable for operations in selected international waters and the Company's other rigs could, with certain modifications, work in other international markets. Operations in foreign countries generally are subject to various risks attendant to doing business outside the United States, including risks of war, general strikes, civil disturbances, guerilla activity, currency fluctuations and devaluations and governmental activities that may limit or disrupt markets, restrict payments or the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. No prediction can be made as to what foreign governmental regulations may be enacted in the future that could be applicable to the drilling industry.

NO ASSURANCE MARINE 500 ACQUISITION WILL BE COMPLETED; USE OF PROCEEDS

     Unless previously consummated, the Company intends to use a portion of the net proceeds from the Offering to fund the $38 million purchase price of the MARINE 500 Acquisition. The completion of the MARINE 500 Acquisition is subject to certain customary conditions, and there can be no assurance that such conditions will be satisfied or waived or that the MARINE 500 Acquisition will be completed. If the MARINE 500 Acquisition is not completed for any reason, that portion of the net proceeds of the Offering presently intended to be used in such acquisition will be added to working capital and used for general corporate purposes. See "Business -- General."

ENTRY INTO DEEP WATER DRILLING MARKET

     The Company intends to enter into the deep water drilling market through the acquisition of a second generation semi-submersible. The Company, however, has no history of operating in the deep water drilling market although it has hired several key employees in 1996, including the Company's chief executive officer, with significant experience in the deep water drilling sector. The deep water market requires the use of floating rigs which utilize more sophisticated technologies than those utilized by the jack-up rigs that constitute the Company's offshore fleet. There can be no assurance that the Company will be successful in its deep water drilling efforts.

COMPETITION

     The contract drilling industry is a highly competitive and cyclical business characterized by high capital and maintenance costs. Although conditions in recent years in the oil and gas industry have precipitated consolidation of offshore drilling industry participants, the Company believes the competition for drilling contracts will continue to be intense for the foreseeable future because of contractors' ability to move rigs from areas of low activity and day rates to areas of greater activity and relatively higher day rates. In addition, there are a number of inactive non-marketed rigs that are being reactivated and upgraded, and additional rigs that could be reactivated and upgraded, and new rigs that could be constructed, to meet an increase in demand for drilling rigs in any given market. Such movement, reactivation, new construction or a decrease in drilling activity in any major market could depress day rates and could adversely affect utilization of the Company's rigs even in an environment of stronger natural gas prices. Many of the Company's competitors are larger and have a greater diversity of rigs and greater financial resources than the Company. These factors may enable those competitors to better withstand industry downturns, compete on the basis of price, build new rigs or acquire existing rigs that become available for purchase.

RISK OF UPGRADE AND REFURBISHMENT PROJECTS

     In connection with its entry into deep water operations and the upgrade and refurbishment of the MARINE 305 and other rigs that the Company may acquire in the future, the Company expects to make substantial completion, upgrade and refurbishment capital expenditures. Such projects are subject to the risks of delay or cost overruns inherent in any large construction project, including shortages of materials or skilled labor, unforeseen engineering problems, latent damage to current equipment, work stoppages, weather interference, unanticipated cost increases, and inability to obtain any of the requisite permits or approvals. Significant cost overruns or delays would adversely affect the Company's financial condition and results of operations.

NET LOSSES AND FUTURE PROFITABILITY

     The Company reported net losses before extraordinary items for each of the years ended December 31, 1991, 1992 and 1995. The Company reported net income, however, for the years ended December 31, 1993 and 1994 and for the nine months ended September 30, 1996. The Company's financial results in the future will depend primarily on the utilization and day rates of the rigs operated by the Company and the cost of such operations. There can be no assurance that the Company's operating results will continue to be profitable in future periods. See "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus Supplement.

DEPENDENCE ON KEY PERSONNEL

     The Company believes that its operations are dependent to some degree upon a relatively small group of its management personnel, the loss of any of whom could have a material adverse effect on the Company. The Company attempts to minimize this risk through the use of incentive plans designed to retain key employees.

     Crew quality is an important factor considered by the customer in selecting a rig. Recent increases in worldwide drilling demand and the attendant increase in the number of rigs operating has resulted in a shortage of qualified rig personnel in the industry. If the Company is unable to attract and retain sufficient qualified personnel, its ability to place into service currently inactive rigs and newly acquired rigs will be restricted. Further, labor shortages could result in wage increases, which could, without offsetting increases in revenues, reduce the Company's operating margins.

ENVIRONMENTAL MATTERS

     The operations of the Company are subject to numerous federal, state and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. Such laws and regulations not only expose the Company to liability for its own actions but also, under certain circumstances, expose the Company to liability for the conduct of others or for acts of the Company which were in compliance with all applicable laws at the time such acts were taken. Laws and regulations protecting the environment have become more stringent in recent years and may in certain circumstances impose "strict liability" and render a company liable for environmental damage without regard to negligence or fault on the part of such company. In addition, legislative proposals have been introduced which would materially limit or prohibit offshore drilling in certain environmentally sensitive areas. Some recent proposals which limit or prohibit drilling in limited parts of the U.S. Gulf of Mexico and certain other U.S. offshore areas have been enacted into law and have adversely affected the Company. An Executive Order declaring a moratorium on oil and gas leasing and exploration until the year 2000 in certain areas, including the U.S. Gulf of Mexico off southern Florida, is currently in effect. If additional laws are enacted or other governmental action is taken that further restrict or prohibit offshore drilling in the U.S. Gulf of Mexico or impose environmental protection requirements that materially increase the costs of offshore exploration, development or production of oil and gas, then the Company could be further affected in a materially adverse manner.

GOVERNMENTAL REGULATION

     The business of the Company is affected by political developments and by federal, state, foreign and local laws and regulations that relate directly to the oil and gas industry. The adoption of laws and regulations curtailing exploration and developmental drilling for oil and gas for economic, environmental and other policy reasons adversely affects the operations of the Company by limiting available drilling opportunities for its customers. Additionally, laws relating to equipping and operating offshore vessels and natural gas exploration may add to the cost of operating offshore drilling equipment.

LIMITED FOREIGN OWNERSHIP

     The Company's Restated Articles of Incorporation contain limitations upon the percentage of outstanding Common Stock that can be owned by persons who are not United States citizens within the meaning of certain U.S. statutes relating to the ownership of U.S. flag vessels. At present, applying the statutory requirements, the Restated Articles of Incorporation would prohibit more than 48% of the outstanding Common Stock from being owned by non-U.S. citizens. These restrictions may, at times, preclude the transfer or issuance of Common Stock to non-U.S. citizens and thus restrict the available market for resales of shares of Common Stock and for the issuance of shares by the Company.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the Offering (assuming a public offering price of $17.25 per share and after deducting the estimated underwriting discount and offering expenses) are estimated to be approximately $81.7 million (approximately $94 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use approximately $31 million of the net proceeds to fund the cost of upgrading, refurbishing and reactivating the MARINE 305. In addition, if the MARINE 500 Acquisition has not been consummated prior to the completion of the Offering, the Company intends to use approximately $38 million of the net proceeds to fund the MARINE 500 Acquisition. If the MARINE 500 Acquisition is consummated prior to the completion of the Offering, the Company intends to repay any additional indebtedness incurred under the Company's current loan agreement to fund the MARINE 500 Acquisition. A portion of the net proceeds may also be used for upgrades to the MARINE 500. Any remaining net proceeds, including proceeds that would be available if the Company does not consummate the MARINE 500 Acquisition, will be used for general corporate purposes, including future rig investments.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company, as well as its cash, cash equivalents and short-term investments position, as of September 30, 1996 and as adjusted to give effect to the Offering, prior to the application of the net proceeds as set forth under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus Supplement.

                                                                         SEPTEMBER 30, 1996
                                                                      ------------------------
                                                                       ACTUAL      AS ADJUSTED
                                                                      --------     -----------
                                                                           (IN THOUSANDS)
CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS...................  $ 27,311      $ 109,049
                                                                      =========    ==========
DEBT:
  Current portion of long-term debt.................................  $    500      $     500
  Long-term debt (net of current maturities) (1)....................     9,500          9,500
                                                                      --------     -----------
          Total debt................................................    10,000         10,000
SHAREHOLDERS' EQUITY:
  Common Stock, par value $.01; 200,000,000 shares authorized;
     45,518,651 shares issued and outstanding as of September 30,
     1996; 50,518,651 issued and outstanding, as adjusted...........       455            505
  Common stock restricted...........................................      (557)          (557)
  Additional paid-in capital........................................   103,740        185,428
  Retained earnings, from January 1, 1993...........................    29,442         29,442
                                                                      --------     -----------
          Total shareholders' equity................................   133,080        214,818
                                                                      --------     -----------
          TOTAL CAPITALIZATION......................................  $143,080      $ 224,818
                                                                      =========    ==========

---------------

(1) For a description of long-term debt, see Note 4 to the Consolidated Financial Statements included elsewhere in this Prospectus Supplement.

                MARKET PRICE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock trades on the Nasdaq National Market under the symbol "MDCO." The following table sets forth the range of high and low sale prices per share of the Common Stock as reported by the Nasdaq National Market for the periods indicated.

                                                            HIGH       LOW
                                                           ------      ----
    1994:
      First Quarter....................................  $ 6 3/4      $4 5/8
      Second Quarter...................................    6 1/8       4 3/8
      Third Quarter....................................    6 1/8       4 1/2
      Fourth Quarter...................................    4 3/4       2 5/8
    1995:
      First Quarter....................................    3 1/4       2 1/2
      Second Quarter...................................    4 1/2       3 3/8
      Third Quarter....................................    4 7/8       3 3/8
      Fourth Quarter...................................    5 1/8       3 1/2
    1996:
      First Quarter....................................    8 3/4       4 7/8
      Second Quarter...................................   10 11/16     7 7/8
      Third Quarter....................................   10 7/8       8 3/8
      Fourth Quarter (through November 21, 1996).......   18 3/8       9 1/8

     The last sale price of the Common Stock as reported by the Nasdaq National Market on November 21, 1996 was $17.25 per share. As of November 15, 1996, there were approximately 470 holders of record of the Common Stock.

     The Company has not paid cash dividends on its Common Stock in the past and does not intend to pay dividends on the Common Stock in the foreseeable future. In addition, the payment of cash dividends is prohibited by the terms of the Company's $35 million credit facility to the extent such dividends would cause the Company to fail to meet certain financial ratio tests. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus Supplement.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data of the Company as of and for each of the periods indicated. The selected financial data for each of the five years in the period ended December 31, 1995 are derived from the Company's audited consolidated financial statements. The selected consolidated financial data for the nine-month periods ended September 30, 1995 and 1996 are derived from the Company's unaudited consolidated financial statements which, in the opinion of the Company's management, include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations of the Company for such interim periods. The results for the nine months ended September 30, 1996 are not necessarily indicative of the results for the full year. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus Supplement.

                                                                                                   NINE MONTHS ENDED
                                                                                                     SEPTEMBER 30,
                                                    YEARS ENDED DECEMBER 31,                          (UNAUDITED)
                                   -----------------------------------------------------------    --------------------
                                     1991        1992           1993        1994        1995        1995        1996
                                   --------    ---------      --------    --------    --------    --------    --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(1):
  Revenues.......................  $ 66,686    $  31,621      $ 82,998    $ 70,597    $ 63,067    $ 39,860    $ 78,418
  Contract drilling expenses.....    58,117       29,189        45,330      50,575      55,091      38,335      44,166
  General and administrative.....     9,786        6,903         8,999       4,376       5,460       4,085       5,470
  Depreciation and
    amortization.................    17,240       12,315         5,312       7,733       9,377       6,773       8,545
  Rig writedown..................        --       68,320(2)         --          --          --          --          --
                                   --------    ---------      --------    --------    --------    --------    --------
  Operating income (loss)........   (18,457)     (85,106)       23,357       7,913      (6,861)     (9,333)     20,237
  Interest income (expense),
    net..........................   (13,291)      (9,628)          (62)      1,280         639         601         133
  Other income (expense).........    (2,714)       3,407             6         (70)        120         130         355
                                   --------    ---------      --------    --------    --------    --------    --------
  Income (loss) before income
    taxes and extraordinary
    items........................   (34,462)     (91,327)       23,301       9,123      (6,102)     (8,602)     20,725
  Income tax expense (benefit)...        --           40         8,278       3,193      (2,080)     (3,011)      7,469
                                   --------    ---------      --------    --------    --------    --------    --------
  Income (loss) before
    extraordinary items..........   (34,462)     (91,367)       15,023       5,930      (4,022)     (5,591)     13,256
  Extraordinary items -- gains on
    early extinguishments of
    debt.........................        --      104,523(3)         --          --          --          --          --
                                   --------    ---------      --------    --------    --------    --------    --------
  Net income (loss)..............  $(34,462)   $  13,156      $ 15,023    $  5,930    $ (4,022)   $ (5,591)   $ 13,256
                                   ========    =========      ========    ========    ========    ========    ========
PER SHARE DATA(1):
  Income (loss) per common
    share before extraordinary
    items(4).....................  $ (56.29)   $  (16.84)     $   0.37    $   0.14    $  (0.09)   $  (0.13)   $   0.30
  Extraordinary gains per common
    share........................        --        17.95            --          --          --          --          --
                                   --------    ---------      --------    --------    --------    --------    --------
  Net income (loss) per common
    share(4).....................  $ (56.29)   $    1.11      $   0.37    $   0.14    $  (0.09)   $  (0.13)   $   0.30
                                   ========    =========      ========    ========    ========    ========    ========
  Weighted average common shares
    outstanding..................       753        5,823        40,936      43,819      43,812      43,881      44,393
                                   ========    =========      ========    ========    ========    ========    ========
OTHER FINANCIAL DATA:
  EBITDA(5)......................  $ (3,931)   $  (1,064)     $ 28,675    $ 15,576    $  2,636    $ (2,430)   $ 29,137
  Capital expenditures...........     3,938           80        18,329      15,385      21,418      14,867      12,047
BALANCE SHEET DATA(1):
  Cash, cash equivalents and
    short-term investments(6)....  $ 11,740    $   9,423      $ 21,969    $ 37,009    $ 12,260    $ 19,711    $ 27,311
  Working capital (deficit)(7)...   (77,063)        (846)       32,089      48,529      23,316      25,141      43,202
  Total assets...................   247,788       92,228       124,171     143,215     134,545     130,877     163,588
  Long-term debt
    (net of current
    maturities)(7)...............    59,702        5,123            --      15,000       9,000       9,500       9,500
  Preferred stock................    57,233           --            --          --          --          --          --
  Shareholders' equity...........    26,741       60,695       106,417     112,731     107,572     105,682     133,080

                 NOTES TO SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- The Recapitalization" for a discussion of the Company's 1992 recapitalization and the effect of quasi-reorganization accounting procedures adopted on December 31, 1992.

(2) In connection with the Company's 1992 recapitalization, the Company recorded a rig writedown of $68,320 related to the transfer of seven rigs to a lender and a writedown of four other rigs to net realizable value.

(3) The Company restructured significant portions of its debt pursuant to a recapitalization in 1992. In connection with this event, it recorded debt extinguishments of $117,967 and extraordinary gains of $104,523.

(4) For the years ended December 31, 1991 and 1992, net income (loss) per share includes $10.54 and $1.15, respectively, per share of Common Stock attributable to dividends and discount accretion related to preferred stock outstanding during all or part of those years.

(5) As used herein, "EBITDA" refers to earnings before interest, taxes, depreciation, amortization of deferred financing costs, extraordinary items and writedown of rigs. EBITDA should not be considered by an investor as an alternative to net income (loss) as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

(6) For the years ended December 31, 1991 and 1992, cash, cash equivalents and short-term investments include restricted cash investments of $7,237 and $250, respectively.

(7) The working capital deficit as of December 31, 1992 included $16,157 representing current portions of long-term debt. The working capital deficit as of December 31, 1991 included long-term debt due of $88,593 which was in default subsequent to December 31, 1991. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- The Recapitalization."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following is a discussion of the Company's financial condition, results of operations, financial resources and working capital. This discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus Supplement.

OVERVIEW

     Demand for offshore drilling services is primarily driven by the economics of oil and gas exploration, development and production, which, in turn, are closely linked to current and projected oil and gas prices. Since the mid-1980's, oil and gas prices have been volatile and generally lower than prices experienced during the early 1980's, resulting in volatile and generally reduced demand for offshore drilling services. In addition, during the early 1980's, the industry built a substantial number of new offshore drilling rigs. Since 1993, the worldwide jack-up market has shown general improvement compared to the 1986-1992 period. This improvement can be generally attributed to improved jack-up rig demand and a continuing reduction in jack-up rig supply. Although this period can be characterized as showing general improvement, certain significant jack-up markets have experienced short periods of reduced rig demand and/or excess rig supply. During those periods of low rig utilization, day rates were adversely impacted and drilling contractors competing in those markets suffered poorer financial results until rig demand improved or rigs left those markets for other markets.

DRILLING MARKETS AND UTILIZATION

  General

     Most of the world's significant jack-up drilling markets have recently experienced improved rig utilization and day rates. According to Offshore Data Services, as of November 19, 1996, worldwide jack-up utilization was 95% (358 rigs contracted out of a supply of 379 rigs) compared to 78% average utilization (302 rigs working out of a supply of 387 rigs) experienced during 1995.

     Prior to 1996, the Company derived substantially all of its revenues from offshore drilling in the U.S. Gulf of Mexico and the Bay of Campeche (Mexico). Three of the Company's rigs, MARINE 300, MARINE 304 and MARINE 201, are configured to work in international markets outside the Gulf of Mexico. In August 1995, the Company deployed the MARINE 201 to offshore India where it is working under a one year contract with extension options. In addition, the Company has recently fabricated quarters for the MARINE 303 in order to facilitate that rig's use in certain international markets. These upgrades could be added to the rig in a relatively short time frame to allow that rig to obtain an international contract. The Company's other rigs could, if applicable modifications were made and certifications obtained, operate in certain areas outside of the Gulf of Mexico. The Company's rigs are not, however, suitable for areas, such as the North Sea, that require enhanced environmental operating capabilities.

     Due to the highly cyclical nature of the offshore drilling business, the Company seeks longer term contracts for the employment of its rigs, both domestically and internationally. Such contracts help mitigate the volatility of the Company's results. Historically, most longer term contracts have been available primarily in international markets. Thus far this year, the Company has obtained six intermediate term contracts for its U.S. Gulf of Mexico rigs with terms ranging from three months to one year. Most of these contracts include repricing mechanisms allowing the Company to periodically adjust day rates during the terms of the contracts. The Company also has one rig in India (the MARINE 201) which began operating in November 1995 under a one year contract with eight three-month extension options. The Company's customer has recently elected to exercise the first four options which will keep the rig employed in India at least through November 1997.

  U.S. Gulf of Mexico

     The jack-up drilling market in the U.S. Gulf of Mexico is highly competitive. A significant number of offshore drilling companies have rigs in this market and, as a result, no one contractor is able to materially affect pricing levels. Day rates can and have fluctuated significantly on relatively small changes in the rig supply and demand situation in this market.

     Throughout the period from late 1992 through 1994, jack-up operations in the U.S. Gulf of Mexico were characterized by improving rig demand. In late 1994 and early 1995, however, the combination of reduced jack-up demand and increased rig supply had a depressing effect on U.S. Gulf of Mexico operations. During this period of reduced utilization, day rate levels fell and contractors experienced reduced levels of earnings.

     Since mid-1995, a combination of improved jack-up rig demand and rig mobilizations to other markets has resulted in improved jack-up utilization and day rates. Improved utilization of jack-up rigs in the U.S. Gulf of Mexico during the third and fourth quarters of 1995 continued into the first nine months of 1996. Utilization of jack-up rigs in this market as of November 19, 1996 was 94% (126 rigs contracted out of a supply of 134 rigs) as compared with an average of 75% (105 rigs contracted out of a supply of 141 rigs) for 1995. With 12 of its 14 rigs located in the U.S. Gulf of Mexico, the Company is well positioned to benefit from the improved rig demand in this market.

  Bay of Campeche

     During most of 1993 and early 1994, demand for jack-up rigs was strong in the Bay of Campeche, offshore Mexico in the southern Gulf of Mexico. The Bay of Campeche drilling market, however, generally deteriorated in late 1994 and early 1995. The Company contracted two of its rigs (the MARINE 301 and the MARINE 303) into this market in late 1992 and another (the MARINE 300) in mid-1993. The first two rigs completed their contracts in late 1993 and early 1994, respectively, and subsequently returned to the U.S. Gulf of Mexico. The third rig completed its contract and returned to the U.S. Gulf of Mexico in May 1995. The Company is continuing to actively market its fleet in this area. Demand for rigs in the Bay of Campeche dropped from a high of 22 rigs in 1993 to 7 rigs in 1995 and has increased to an average of 8 rigs for the first three quarters of 1996. Jack-up utilization in the Bay of Campeche at the end of 1995 was approximately 64% compared to 92% as of November 19, 1996.

  India

     In August 1995, the Company entered into a one-year term contract for the MARINE 201 to operate off the east coast of India. That rig commenced operations under this contract in mid-November 1995. Under the contract, the customer has options to extend the contract for up to eight three-month periods, four of which have already been exercised. Annual demand for jack-ups in India has generally averaged between 20 to 26 rigs during the past few years. During this time, jack-up utilization has been stable in the range of 89% to 93%. The government of India recently approved investment in the oil and gas sector by non-Indian energy companies. As a result of these actions, jack-up rig demand has recently increased, and most industry analysts expect that demand could increase further in the near term.

     The following table sets forth certain industry and Company historical data for the periods indicated. Industry data includes many rigs that are dissimilar to the Company's rigs in terms of performance capabilities, age, operational criteria and environmental capabilities. Certain of the Company's competitors have fleets that include rigs other than jack-up rigs that can compete with jack-up rigs under certain circumstances.

                                                                            NINE MONTHS ENDED
                                          YEARS ENDED DECEMBER 31,            SEPTEMBER 30,
                                       -------------------------------     -------------------
                                        1993        1994        1995        1995        1996
                                       -------     -------     -------     -------     -------
INDUSTRY(1):
U.S. Gulf of Mexico
  Total jack-up rigs..................   116.5       135.8       140.1       140.8       136.6
  Working jack-up rigs................    90.5       102.9       104.6       101.4       117.2
  Utilization.........................     78%         76%         75%         72%         86%
All other markets
  Total jack-up rigs..................   276.6       255.5       246.7       246.5       246.5
  Working jack-up rigs................   216.9       192.5       197.5       195.2       206.4
  Utilization.........................     78%         75%         80%         79%         84%
COMPANY(2):
Fleet totals
  Total rigs..........................    11.1        12.1        13.0        13.0        13.2
  Working jack-up rigs................     9.9         9.8         8.9         8.3        12.3
  Utilization of all rigs.............     89%         81%         68%         64%         93%
  Non-marketed rigs...................     0.9         0.8         3.0         3.5         0.6
  Utilization of marketed rigs........     97%         87%         89%         88%         98%
  Average day rates(3)................ $23,019     $19,686     $19,289     $17,564     $23,268

---------------

(1) Averages of weekly data published by Offshore Data Services.

(2) The numbers represent the average number of rigs operated by the Company for the periods indicated.

(3) "Average day rate" is determined by dividing the total gross revenue earned by the Company's rigs during a given period by the total number of days that the Company's rigs were under contract during that period.

RESULTS OF OPERATIONS -- NINE MONTHS ENDED SEPTEMBER 30, 1996
                       COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

  General

     During the nine months ended September 30, 1996, the Company derived all of its revenues from the U.S. Gulf of Mexico and offshore India. During the same period in 1995, the Company derived all of its revenues from the U.S. Gulf of Mexico and offshore Mexico in the Bay of Campeche.

  Revenues

     Revenues for the nine months ended September 30, 1996 increased $38,558,000 (97%) from $39,860,000 to $78,418,000 compared to the same period in 1995. The increase in revenues was the result of three factors: (i) a 32% increase in average day rates from $17,564 in 1995 to $23,268 in 1996, (ii) an increase in the number of marketed rigs from 10 in 1995 to 13 in 1996 and (iii) an increase in utilization of marketed rigs from 88% in 1995 to 98% in 1996. The increases in utilization and average day rates resulted from increased drilling activity in the U.S. Gulf of Mexico due to improved natural gas prices.

  Costs and Expenses

     Contract drilling expenses for the nine months ended September 30, 1996 increased $5,831,000 (15%) from $38,335,000 to $44,166,000 compared to the same period in 1995. This increase is primarily the result of an increase in the average number of working rigs from 8 in the 1995 period to 12 in the 1996 period. Specifically, labor expense increased by $3,363,000, repair and maintenance expenses increased by $1,605,000 and insurance premiums increased by $428,000 in the 1996 period compared to the 1995 period.

     Depreciation and amortization expense for the nine months ended September 30, 1996 increased $1,772,000 (26%) from $6,773,000 to $8,545,000 compared to the same period in 1995. The increase resulted primarily from the addition of top drives and equipment upgrades on the MARINE 15, MARINE 16, MARINE 300 and MARINE 303, the acquisition and upgrade of the MARINE 201, and drill string purchases.

     General and administrative expenses increased $1,385,000 (34%) from $4,085,000 for the first nine months of 1995 to $5,470,000 for the same period in 1996. The increase was attributed to an increase in labor due to additional personnel and an increase in professional services.

  Interest Expense

     Interest expense for the nine months ended September 30, 1996 was $593,000 and consisted of the following: (i) interest of $601,000 based upon an average interest rate of 8.0% on average borrowings of $10,000,000; (ii) credit facility fees of $47,000, less (iii) capitalized interest of approximately $55,000. Interest expense for the first nine months of 1995 was $657,000.

  Interest Income

     Interest income decreased $532,000 from $1,258,000 for the first nine months of 1995 to $726,000 for the same period in 1996. The decrease was related primarily to decreases in cash balances which were partially offset by higher interest rates.

  Income Taxes

     Income taxes for the nine months ended September 30, 1996 consisted of (i) a refund of prior year alternative minimum tax of ($64,000), (ii) current portion of U.S. federal alternative minimum tax of $157,000, (iii) current foreign taxes of $215,000, (iv) deferred U.S. federal tax expense of $5,069,000 and (v) tax benefits related to common stock issued pursuant to the long term incentive plan of $2,092,000.

RESULTS OF OPERATIONS -- 1995 COMPARED WITH 1994

  General

     During 1995, the number of marketed rigs decreased as well as day rates due primarily from a general decline in U.S. Gulf of Mexico jack-up rig demand during the first five months of the year and reduced levels of drilling activity in Mexico's Bay of Campeche.

  Revenues

     During 1995, the Company generated drilling revenues of $63,067,000 which represented a decrease of $7,530,000 or 11% compared to 1994 drilling revenues of $70,597,000. The change in revenues reflected the net effect of the following factors: (i) a decrease in the number of marketed rigs from 11 during 1994 to 10 rigs during 1995 due to softer business conditions as previously discussed; (ii) an increase in utilization of marketed rigs from 87% during the 1994 period to 89% during 1995; and (iii) a 2% decrease in average day rates from $19,686 during the 1994 period to $19,289 in 1995. The decrease in average day rates and number of marketed rigs resulted primarily from the factors discussed above. The reduction in revenues derived by the Company from the Bay of Campeche for 1995 was a result of the MARINE 300 completing its contract in May 1995. The Company has had no rigs in the Bay of Campeche since that time. During November 1995, the MARINE 201 completed its mobilization to India and commenced operations under a twelve-month term contract.

  Costs and Expenses

     Contract drilling expenses of $55,091,000 in 1995 represented an increase of $4,516,000 or 9% compared to contract drilling expenses of $50,575,000 in 1994. The increase was primarily the result of costs of approximately $2,500,000 (reimbursed by its customer and included as drilling revenues) incurred to mobilize the MARINE 201 to India, the MARINE 225 returning to work in 1995 and the MARINE 300 returning to the U.S. Gulf of Mexico with a full crew compliment. The increase was partially offset by a reduction in the number of marketed rigs due to soft market conditions.

     Depreciation and amortization expense increased $1,644,000 or 21% from $7,733,000 in 1994 to $9,377,000 in 1995. The increase resulted primarily from the acquisition of the MARINE 3 in the fourth quarter of 1994, expenditures for the acquisition and refurbishment of the MARINE 201, expenditures to upgrade the MARINE 16 and the MARINE 303, purchases of drill string and amortization of deferred loan costs.

     General and administrative expenses in 1995 increased $1,084,000 or 25% from $4,376,000 in 1994 to $5,460,000 in 1995. The increase was primarily related to an increase in benefit-related expenses of $480,000 due to credits received in 1994 which were not received in 1995, an increase of $301,000 related to increased marketing activities and other general increased expenses.

  Interest Expense

     Interest expense in 1995 was $855,000 and consisted of the following: (i) interest of $920,000 based on an average interest rate of 8.5% on an average borrowed balance of approximately $10,800,000, (ii) credit facility fees of $61,000 and (iii) a capitalized interest credit of approximately $126,000. The Company had interest expense of $70,000 during 1994.

  Interest Income

     Interest income increased $144,000 or 11% from $1,350,000 in 1994 to $1,494,000 in 1995. The increase was related primarily to increased cash balances during 1995, as well as improved interest rates on invested balances during the first ten months of 1995.

  Income Taxes

     Income tax benefits of $2,080,000 for the year ended December 31, 1995, consisted of current state and federal income taxes of $56,000, tax benefits related to Common Stock issued pursuant to the Marine Drilling 1992 Long Term Incentive Plan of $85,000 and deferred federal income taxes of $2,221,000.

RESULTS OF OPERATIONS -- 1994 COMPARED WITH 1993

  General

     The Company's results in 1994 reflected the impact of an increased supply of jack-up rigs in the U.S. Gulf of Mexico and reduced activity levels in Mexico's Bay of Campeche. Increased competition in the U.S. Gulf of Mexico resulted from (a) an influx of jack-up rigs into that market from other markets,
(b) an increased supply of marketed rigs due to reactivations of previously nonmarketed rigs and (c) lower than expected growth in jack-up demand because of generally lower natural gas prices. Although demand for jack-ups in the U.S. Gulf of Mexico increased by approximately 14% from 1993, the supply of marketed jack-ups grew by 26% during that period. The effects of this increased competition in that market included generally lower utilization and day rates experienced by the Company.

  Revenues

     During 1994, the Company generated drilling revenues of $70,597,000 which represented a decrease of $12,401,000 or 15% from the 1993 drilling revenues of $82,998,000. The change in revenues reflected the net effect of the following factors: (a) an increase in the number of marketed rigs from 10 during the 1993 period to 11 rigs during 1994; (b) a decrease in utilization of marketed rigs from 97% during the 1993 period to 87% during 1994; and (c) a 14% decrease in average day rates from $23,019 during the 1993 period to $19,686 in 1994. The decreases in utilization and average day rates resulted principally from increased competition in the U.S. Gulf of Mexico and reduced activity levels in Mexico's Bay of Campeche. Revenues from the Bay of Campeche market accounted for 28% ($23,459,000) and 10% ($7,306,000) of the Company's revenues in 1993 and
1994, respectively, and 37% ($8,538,000) and 34% ($2,698,000) of the Company's
operating income for 1993 and 1994, respectively.

  Costs and Expenses

     Contract drilling expenses of $50,575,000 in 1994 represented an increase of $5,245,000 or 12% compared to contract drilling expenses of $45,330,000 in 1993. This increase was primarily the result of the addition of two rigs to the Company's active fleet in late 1993 and through most of 1994. The MARINE 225 (formerly the MARINE 1) was refurbished and operated from October 1993 to May 1994 and again in November and December 1994. The MARINE 304 was purchased, refurbished and activated in late 1993.

     Depreciation and amortization expense increased $2,421,000 or 46% from $5,312,000 in 1993 to $7,733,000 in 1994. The increase was primarily caused by the MARINE 304 and the MARINE 225 having a full year of depreciation in 1994 and, to a lesser extent, the MARINE 303 upgrade and the MARINE 3 acquisition in November 1994.

     General and administrative expenses decreased from $8,999,000 in 1993 to $4,376,000 in 1994, a $4,623,000 or 51% decrease. General and administrative expenses were higher in 1993 primarily as a result of executive bonuses of $4,436,000 paid pursuant to bonus agreements which were based upon the price of the Company's stock in November 1993. Excluding these bonuses, 1994's general and administrative expenses decreased 4% or $187,000 from the 1993 expenses.

  Interest Expense

     Interest expense decreased $510,000 or 88% from $580,000 in 1993 to $70,000 in 1994. The decrease was related primarily to a reduction in outstanding indebtedness as a result of the Company's recapitalization that was completed in 1993.

  Interest Income

     Interest income increased $832,000 or 161% from $518,000 in 1993 to $1,350,000 in 1994. The increase was related primarily to increased cash balances during 1994, as well as higher interest rates on short-term investments.

  Income Taxes

     Income taxes of $3,193,000 for the year ended December 31, 1994, consisted of current state and federal income taxes of $154,000, tax benefits related to Common Stock issued pursuant to the Incentive Plan of $50,000 and deferred federal income taxes of $2,989,000.

THE RECAPITALIZATION

     During 1992 and the first quarter of 1993, the Company completed a series of related transactions that constituted a restructuring and recapitalization of the Company (the "Recapitalization"). Primarily as a result of the Recapitalization, between January 1, 1992 and early 1993, the Company eliminated preferred stock obligations of approximately $64,000,000 and indebtedness of approximately $148,000,000. As a part of the Recapitalization, the Company adopted quasi-reorganization accounting procedures which allowed the Company to eliminate its accumulated deficit against paid-in capital and to revalue its assets and liabilities to estimated fair values. The Company's rig fleet was also reduced from 21 rigs to 11 rigs.

     The Company has taken the position that the Recapitalization did not cause an ownership change under Section 382 of the Code based on the applicability of
Section 382(l)(3)(C) and Regulation Section 1.382-2T(h)(4)(i)(B). Since neither the Internal Revenue Service nor the Department of Treasury has established any rules or guidance on Section 382(l)(3)(C), there can be no assurance that an ownership change will not be deemed to have occurred. If an ownership change were deemed to have occurred, the utilization of the Company's net operating losses and investment tax credit carryforwards, would be substantially limited.

     Regardless of a change in ownership, the Recapitalization and certain transactions related thereto have resulted in substantial reductions of the Company's tax net operating loss carryforwards. Moreover, if the Company fails to prevail on certain of the tax positions it has taken with respect to the tax effects of those transactions, the Company's net operating loss carryforwards could be further reduced in a substantial manner. Appropriate valuation allowances for deferred tax assets have been established in the consolidated financial statements based on management's consideration of whether it is more likely than not that some portion or all of the net operating losses and investment tax credit carryforwards will not be realized.

FINANCIAL CONDITION -- LIQUIDITY AND CAPITAL RESOURCES

  Liquidity and Capital Resources

     The Company had working capital at September 30, 1996 of $43,202,000 as compared to working capital of $23,316,000 at December 31, 1995. Net cash provided by operating activities was $24,683,000 for the nine months ended September 30, 1996 compared to $4,634,000 for the nine months ended September 30, 1995, an increase of $20,049,000 or 433%. Cash used in investing activities was $21,183,000 for the nine months ended September 30, 1996 resulting primarily from capital expenditures of $12,047,000 compared to cash used in investing activities of $1,899,000 for the nine months ended September 30, 1995. Capital expenditures for the nine months ended September 30, 1996 consisted of (i) drill pipe purchases, (ii) the addition of a top drive drilling system and other upgrades to the MARINE 15, (iii) the installation of a top drive drilling system and the fabrication of additional leg sections for the MARINE 300, (iv) the fabrication of international quarters for the MARINE 303, and (v) the acquisition of the MARINE 305. Net cash provided by financing activities was $1,700,000 consisting primarily of the proceeds from the exercise of common stock options.

  Other Activities

     In November 1996, the Company agreed to acquire a second generation semi-submersible rig for $38 million. If the MARINE 500 Acquisition has not been consummated prior to the completion of the Offering, the Company intends to use approximately $38 million of the net proceeds to fund the MARINE 500 Acquisition. If the MARINE 500 Acquisition has been consummated prior to the completion of the Offering, the Company intends to repay any additional indebtedness incurred under the Company's current loan agreement to fund the MARINE 500 Acquisition. The MARINE 500 Acquisition reflects the Company's strategic focus of acquiring assets capable of obtaining long-term contracts in the deep water sector. The rig was built in 1975 and is capable of operating in water depths of up to 600 feet. At this time, the rig is idle in Singapore and the Company is considering various upgrade options. The completion of the MARINE 500 Acquisition is subject to certain customary conditions.

     In August 1996, the Company purchased the ODIN PRINCESS, a 300 foot independent leg slot rig, for approximately $500,000 in cash and 882,352 shares of Common Stock. The rig, which was renamed the MARINE 305, is currently located in the Middle East and will require investment of approximately $31 million, funded from the net proceeds of the Offering, for upgrading and refurbishment.

     On December 1, 1994, Keyes Holding Corporation ("KHC"), a wholly-owned subsidiary of the Company, entered into a revolving credit/term loan agreement (the "Loan Agreement") with a U.S. financial institution pursuant to which KHC may, subject to the conditions stated in the agreement, borrow up to the lesser of (i) $35 million, or (ii) 50% of the appraised value of MARINE 300, 301 and
303. The agreement included an 18-month revolving credit facility which was convertible on June 1, 1996 into a three-year term loan.

     On May 31, 1996, the Loan Agreement was amended to extend the revolving loan facility for one year to June 1, 1997; to extend the maturity date of the term loan to June 1, 2002; and to lower the amount of available borrowing during the revolver period. The amended amount available during the revolving loan availability period will be permanently reduced through four consecutive quarterly reductions of $1,750,000 each on September 1, 1996; December 1, 1996; March 1, 1997 and June 1, 1997. If converted, the term loan will be amortized over sixty equal monthly installments ending June 1, 2002. The agreement provides that the amounts borrowed will bear interest at floating rates equal to LIBOR + 2.5%. The minimum borrowing under the revolving credit facility is $10,000,000. If, on June 1, 1997, KHC elects to convert less than $10,000,000 into a term loan, it will be required to pay a non-utilization fee equal to 1 1/2% of the excess of $10,000,000 over the amount converted.

     As of September 30, 1996, the debt outstanding under the Loan Agreement was $10,000,000 and the amount available under the line of credit was $23,250,000. Loan proceeds may be used to purchase additional jack-up drilling rigs or to make capital improvements to the Company's drilling rig fleet. The Company has guaranteed up to $8,312,500 of the borrowings under the Loan Agreement. The borrowings under the agreement are secured by a mortgage on the MARINE 300, MARINE 301 and MARINE 303.

     Reduced rig demand in the U.S. Gulf of Mexico drilling market in early 1995 adversely affected the Company's operations and cash flow. As a result, the Company elected to suspend the marketing of two rigs. These rigs were deactivated in a common offshore location and, after preparation for extended idle time, were maintained periodically by a small maintenance crew. One rig was reactivated during September 1995 and the remaining rig was reactivated during April 1996.

     On March 7, 1995, the Company announced that its Board of Directors had authorized the repurchase of up to 4,000,000 shares of the Company's Common Stock. The action reflected the Company's view that its shareholders would benefit from such repurchases. The repurchases may be effected, from time to time, in accordance with applicable securities laws, through solicited or unsolicited transactions in the market or in privately negotiated transactions. No limit was placed on the duration of the repurchase program. Subject to applicable securities laws, such repurchases shall be at such times and in such amounts as the Company deems appropriate. The Company will fund such repurchases from working capital. During 1995, the Company purchased 735,633 shares of its Common Stock at an average price of $3.61 per share (aggregate value $2,659,000) pursuant to the repurchase program. A portion of these shares (201,423 shares) were subsequently reissued (i) to fund the Company's contributions to its 401(k) plan, (ii) in connection with stock option exercises pursuant to its employees long term incentive plan and (iii) to remunerate certain non-employee directors pursuant to the Company's directors compensation plan. During the first nine months of 1996, no shares were repurchased by the Company; however, 534,210 shares were reissued to fund the Company's contributions to its 401(k) plan and in connection with stock option exercises pursuant to the employee long term incentive plan.

     The Company is currently seeking to obtain a new $100 million credit facility. The Company would intend to use the proceeds from this facility to repay all amounts under the current Loan Agreement and to provide the Company additional financing flexibility primarily for future rig acquisitions and upgrades. The Company has received a firm commitment letter for a three-year revolving credit facility that converts to a four-year term loan from a money center bank with proposed terms that the Company believes to be generally acceptable. The credit facility would, among other things, require the Company to satisfy certain financial ratio tests on an ongoing basis. The Company intends to negotiate a definitive credit agreement for such a facility with such bank or other banks, although no assurance can be given that the Company will be successful in obtaining such facility.

  Outlook

     The Company will continue to pursue direct or indirect acquisitions of additional drilling rigs and related equipment and/or businesses. Future acquisitions, if any, would likely be funded from the Company's working capital, a credit facility or through the issuance of debt and/or equity securities. The Company cannot predict whether it will be successful in acquiring additional rigs, and obtaining financing therefor, on acceptable terms. In addition, it is currently anticipated that the Company will continue the upgrading of rigs to enhance their capability to obtain longer term contracts including, among other things, certain upgrades to the MARINE 305 and the MARINE 500. The timing and actual amounts expended by the Company in connection with its plans to upgrade and refurbish selected rigs, as well as the type of rig modification comprising each program, is subject to the discretion of the Company and will depend on the Company's view of market conditions, the Company's cash flow, whether other rig acquisitions are made, and other factors. It is expected, however, that such programs will involve adding top drive drilling systems, converting power systems, increasing water-depth capabilities, adding a cantilever feature or making other modifications to selected rigs.

     With regard to fleet expansion, the Company believes that segments of the offshore drilling market are continuing to undergo consolidation and such consolidation may present acquisition opportunities. While the Company continues to explore rig acquisition opportunities, including opportunities in the deep water drilling sector, the Company currently has no agreement with respect to any rig acquisitions other than the MARINE 500 Acquisition, and there can be no assurance as to the timing of any such acquisitions or that any acquisitions will be made.

     The Company believes that its available funds, together with cash generated from operations, the net proceeds from the Offering and amounts that may be borrowed under the Loan Agreement, will be sufficient to fund its required capital expenditures, working capital and debt service requirements for the foreseeable future. Future cash flows, however, are subject to a number of uncertainties, particularly the condition of the oil and gas industry. Accordingly, there can be no assurance that these resources will be sufficient to fund the Company's cash requirements.

                                    BUSINESS

GENERAL

     The Company is engaged in the offshore contract drilling of oil and gas wells, primarily in the U.S. Gulf of Mexico, for independent and major oil and gas companies. The Company owns and operates a fleet of 14 mobile offshore jack-up drilling rigs, consisting of five independent leg units, three of which have a cantilever feature, and nine mat supported units, four of which have a cantilever feature. The Company's jack-up rigs are currently capable of drilling to depths of 20,000 to 30,000 feet in maximum water depths ranging from 200 to 300 feet. Twelve of the Company's rigs are under contract in the U.S. Gulf of Mexico, one rig is under contract off the east coast of India and one rig is being refurbished and upgraded.

     The Company believes that its primary strengths are its: (i) significant presence in the Gulf of Mexico market, (ii) low cost structure, (iii) long standing reputation for quality service and safety and (iv) conservative capital structure.

     While the Company remains committed to maintaining a strong presence in the Gulf of Mexico, one of the Company's primary objectives is to expand its business into the deep water and international markets. This expansion should allow the Company to diversify the source of its revenues to include a balanced mix of short-term and long-term contracts. Long-term contracts are typically available in most deep water and international jack-up markets. The Company believes that a more diversified revenue base will reduce the impact of industry volatility on the Company. Pursuant to this strategy, the Company recently purchased the MARINE 305, a 300-foot independent leg, slot rig, for a total consideration of $8 million. The Company has commenced a program to refurbish and significantly upgrade the rig's operational capabilities at an expected investment of approximately $31 million. The Company intends to seek a long-term international contract for this rig.

     Additionally, in November 1996, the Company agreed to acquire the CHRIS CHENERY (to be renamed the MARINE 500), a second generation semi-submersible rig for $38 million. The MARINE 500 Acquisition will enable the Company to enter the deep water drilling sector and, in furtherance of its strategy, enhance its ability to obtain longer term contracts. The rig was built in 1975 and is capable of operating in water depths of up to 600 feet. The Company is currently evaluating upgrades to the capabilities of this rig and anticipates that such upgrades could be effected in two phases. The first phase would involve the near-term upgrade of the rig's water depth capability to a range of 1,200 to 1,500 feet. The second phase would involve the further enhancement of the rig to increase its variable deck load and to increase its water depth capability to a range of 3,500 to 5,000 feet. The Company will make a decision on these upgrades based upon the timing, availability and pricing of long-term contracts for the rig. The completion of the MARINE 500 Acquisition is subject to certain customary conditions.

     Beginning in late 1995, the Company experienced a significant increase in its earnings and net cash flow from operations, primarily as a result of improvements in utilization and day rates in the U.S. Gulf of Mexico. Earnings for the nine months ending September 30, 1996 improved to $13.3 million compared to a net loss of $5.6 million for the comparable period in 1995, while net cash flow from operations improved to $24.7 million compared to $4.6 million for the comparable period in 1995.

MARKET OVERVIEW

     Activity in the offshore contract drilling industry has increased significantly over the last two years. Higher commodity prices combined with improved exploration and production technology have significantly increased demand for offshore drilling services. This increased demand combined with a continuing decline in the number of marketable rigs has led to increasing day rates. As a result, the worldwide market for jack-up rigs has improved recently with most major offshore markets showing increasing demand. The total supply of jack-up rigs has been reduced from a peak of 455 in November 1985, to 358 on November 19, 1996 and, worldwide jack-up utilization as of such date was 95%. The utilization rate of jack-up rigs in the U.S. Gulf of Mexico as of November 19, 1996 was 94%, as compared with an average rate of 78% for 1995.

     The deep water market for semi-submersible rigs has experienced improved demand and higher day rates during the past year, due in part to the increasing impact of technological advances that have broadened opportunities for offshore exploration and development. Most semi-submersible markets experienced increased utilization and significantly higher day rates in 1995 and 1996, and customers increasingly are seeking to contract for rigs serving these markets for a stated term (as opposed to contracts for the drilling of a single well or a group of wells). The utilization of semi-submersible rigs worldwide as of November 19, 1996 was 94% (133 rigs working out of a supply of 142 rigs), as compared with an average rate of 83% for 1995.

     The Company's utilization and average day rates in the U.S. Gulf of Mexico as of November 19, 1996 were 100% and approximately $27,000, respectively, as compared to an average of 64% and $17,564 for the first nine months of 1995.

     The Company conducts most of its operations through wholly-owned subsidiaries. The principal subsidiaries are Marine Drilling Management Company, which owns 11 rigs, and Keyes Holding Corporation, which owns the remaining three rigs.

BUSINESS STRATEGY

     The key elements of Company's strategy are to:

     - Maintain Significant Presence in Gulf of Mexico. With 12 of its 14 jack-up rigs located in the Gulf of Mexico, Marine is well positioned to benefit from the currently strong Gulf of Mexico market and from any further improvement in that market. The improved utilization of and day rates for jack-up rigs in the Gulf of Mexico for the first nine months of 1996 has continued into the fourth quarter of 1996.

     - Grow Through Rig Acquisitions and Upgrades. The Company is actively seeking attractive opportunities for rig acquisitions to increase the size and capabilities of its fleet. The Company also has an ongoing program to upgrade and refurbish its fleet in order to enhance its operational capabilities and competitiveness. The acquisition of the MARINE 305 and the MARINE 500 Acquisition reflect the Company's strategy to purchase and upgrade rigs for redeployment on a long-term contractual basis.

     - Build a Diversified Revenue Base. To complement its position in the Gulf of Mexico, the Company's strategy is to build upon and diversify its revenue base by seeking an appropriate balance of long-term and short-term contracts. The Company intends to pursue this strategy through increased exposure to international markets and entrance into the deep water drilling sector as follows:

           Diversify Internationally. The Company intends to expand into selected international markets that typically offer longer term contracts. Currently, the Company has chartered the MARINE 201 rig under a one year, renewable contract to operate off the eastern coast of India. In addition, the MARINE 305 is currently located in the Middle East, and upon completion of its upgrade, the Company expects to operate this rig internationally.

           Enter Deep Water Drilling Sector. The Company intends to enter the deep water drilling sector through its pending acquisition of the MARINE 500, a second generation semi-submersible, and expects to expand in this sector through additional acquisitions of semi-submersibles and drillships. Although the Company has no history of operations in the deep water drilling sector, the Company has hired several key employees in 1996, including the Company's chief executive officer, who have significant experience in the deep water drilling sector.

     - Maintain a Low Cost Structure. The Company's low cost structure is an essential element in realizing its goal of maximizing its profit margins. The Company's incentive plans are designed to maintain a strong employee and management focus upon this objective.

     - Maintain Reputation for Quality Service and Safety. The Company continually strives to maintain and enhance its reputation for providing quality service. Crew quality is an important factor that customers consider when choosing a rig. The Company is focused on retaining trained and talented employees who are committed to the Company's high standards of quality service and safety.

     - Maintain Conservative Capital Structure. The offshore drilling business is subject to substantial fluctuations in demand, pricing and profitability. The Company believes that it is appropriate to maintain limited levels of debt and significant levels of liquidity to enable it to better withstand industry cyclicality. The Company is seeking a credit facility that would increase the Company's flexibility in financing future rig investments. The Company has received a firm commitment from a money center bank for a $100 million credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of
      Operation -- Financial Condition -- Liquidity and Capital
      Resources -- Other Activities."

RIG FLEET

  Jack-up Rigs.

     The Company owned 14 jack-up rigs as of November 21, 1996. Jack-up rigs are mobile self-elevating drilling platforms equipped with legs that can be lowered to the ocean floor until a foundation is established to support the drilling platform. An offshore jack-up rig consists of a hull, which supports the drilling equipment, jacking system, crew quarters, loading and unloading facilities, storage areas for bulk and liquid materials, helicopter landing deck and other related equipment. The rig legs may operate independently or have a lower hull or mat attached to the lower portion of the legs in order to provide a more stable foundation in soft bottom areas. Nine of the Company's rigs are mat supported rigs and five are of independent leg design. Five of the mat supported rigs and two of the independent leg rigs are of slot type design, which are configured for the drilling operations to take place through a slot in the hull. The Company's other four mat supported rigs and three of the independent leg rigs have a cantilever feature, which allows the extension of the drilling equipment over a customer's platform to perform development drilling or workover operations. The Company's rigs are capable of drilling to depths of 20,000 to 30,000 feet in maximum water depths ranging from 200 to 300 feet.

     There are several factors that determine the type of jack-up rig most suitable for a particular job, the most significant of which include the water depth and bottom conditions at the proposed drilling location, whether the drilling is being done over a platform or other structure, and the intended well depth. Independent leg jack-up rigs typically have greater water depth capability and are advantageous in offshore areas where uneven bottom conditions or obstructions, such as pipelines, exist. Mat-supported rigs are advantageous in offshore areas with soft bottom conditions. A slot design is appropriate for drilling exploratory wells in the absence of any existing permanent structure, such as a production platform, although some slot design rigs are capable of drilling over certain production platforms. A cantilevered jack-up can extend its drill floor and derrick over an existing, fixed structure, thereby permitting the rig to drill or work over a well located on such a structure. Jack-up rigs with the cantilever feature historically have achieved higher utilization and day rates.

     The Company has top drive drilling systems installed on seven of its rigs and plans to install such systems on several of its other rigs as a part of its rig upgrading program. A top drive drilling system allows drilling with 90-foot lengths of drill pipe rather than 30-foot lengths, thus reducing the number of required connections. A top drive drilling system also permits rotation of the drill string while tripping in or out of the hole. These characteristics increase drilling speed, personnel safety and drilling efficiency and reduce the risk of the drill string sticking during operations.

     In addition, although the Company does not currently intend to move any of its jack-ups currently operating in the Gulf of Mexico to international markets, with the possible exception of the Bay of Campeche, the Company has modified three of its rigs so that they are suitable for operations in selected international waters and the Company's other rigs could, with certain modifications, work in other international markets. The Company's jack-ups, however, are not suitable for those areas that require hostile environment capabilities, such as the North Sea, or in deep waters in excess of 200 to 300 feet.

  Semi-submersible Rig.

     The Company anticipates acquiring its first semi-submersible rig pursuant to the MARINE 500 Acquisition. Semi-submersibles operate in various market areas around the world in water depths where jack-up rigs are incapable of working. Semi-submersible rigs consist of an upper working and living deck resting on vertical columns connected to lower hull members. Such rigs operate in a "semi-submerged" position, remaining afloat, off bottom, in a position in which the lower hull is from about 55 to 90 feet below the water line and the upper deck protrudes well above the surface. The rig is typically anchored in position and remains stable for drilling in the semi-submerged floating position due in part to its wave transparency characteristics at the water line. The MARINE 500 is designed to work in water depths of up to 600 feet and can drill in many areas where the Company's jack-up rigs can also drill. However, semi-submersible rigs normally require water depth of at least 200 feet in order to conduct operations. Semi-submersible rigs are typically more expensive to construct and operate than jack-up rigs.

  Company's Rigs.

     The following table describes the Company's drilling rigs and their locations as of the date of this Prospectus Supplement.

                                                                       YEAR OF
                                                                    CONSTRUCTION      RATED      RATED
                                                                      OR MAJOR        WATER     DRILLING
     NAME OF RIG             MAKE/DESIGN             TYPE           REFURBISHMENT     DEPTH      DEPTH             LOCATION
----------------------    -----------------    -----------------    -------------     -----     --------     --------------------
Independent Leg
  Jack-up Rigs:
MARINE 300 T(a)(b)(c)     F&G*/L780 MOD II     Cantilever                1981         250(#)    30,000(#)    U.S. Gulf of Mexico
MARINE 301 T              F&G*/L780 MOD II     Cantilever                1981         300(#)    25,000(#)    U.S. Gulf of Mexico
MARINE 303 T              F&G*/L780 MOD II     Cantilever                1982         300(#)    30,000(#)    U.S. Gulf of Mexico
MARINE 304 T(c)           MLT**/84S            Slot                      1993(d)      300(#)    30,000(#)    U.S. Gulf of Mexico
MARINE 305(c)(e)          Levingston III-S     Slot                      1975         300(#)    30,000(#)    Middle East
Mat Supported Jack-up
  Rigs:
MARINE 3                  Bethlehem/262        Slot                      1974         262(#)    25,000(#)    U.S. Gulf of Mexico
MARINE 4                  Bethlehem/250        Slot                      1975         250(#)    25,000(#)    U.S. Gulf of Mexico
MARINE 15 T               Baker Marine/250     Slot                      1981         250(#)    25,000(#)    U.S. Gulf of Mexico
MARINE 16 T               Bethlehem/250        Slot                      1995(f)      250(#)    20,000(#)    U.S. Gulf of Mexico
MARINE 17                 Bethlehem/200        Cantilever                1981         200(#)    20,000(#)    U.S. Gulf of Mexico
MARINE 18                 Bethlehem/250        Cantilever                1982         250(#)    20,000(#)    U.S. Gulf of Mexico
MARINE 200                Bethlehem/200        Cantilever                1981         200(#)    20,000(#)    U.S. Gulf of Mexico
MARINE 201 T(c)           Bethlehem/200        Cantilever                1995(f)      200(#)    20,000(#)    India
MARINE 225                Bethlehem/225        Slot                      1993(g)      225(#)    20,000(#)    U.S. Gulf of Mexico
Pending Acquisition
(Semi-Submersible):
MARINE 500 T, SP(c)       Offshore Co.         Semi-Submersible          1975         600(#)    30,000(#)    Singapore
  (CHRIS CHENERY)

---------------

(a)   Can be modified to provide for 300 foot water depth capacity.
(b)   Designed to operate in environmentally sensitive areas such as Mobile Bay.
(c)   Configured for international operations.
(d)   Year of construction -- 1976
(e)   Currently being upgraded with cantilever and top drive drilling systems
(f)   Year of construction -- 1981
(g)   Year of construction -- 1969
T      Equipped with top drive drilling system
SP    Self-propelled/Conventionally moored
 *    Friede & Goldman
**    Marathon LeTourneau

                         [Graphic-Independent Leg Rig]

     Independent Leg Jack-up Rig -- This type of rig consists of a floating hull with three independent elevated legs. After being towed to the drilling location, the legs are lowered until they penetrate the seabed and the hull is jacked to the desired elevation above sea level. The rig depicted in the diagram has a cantilever feature that permits the rig to operate over an existing, fixed platform or other structure.

                          [Graphic-Mat Supported Rig]

     Mat Supported Jack-up Rig -- This type of rig consists of a floating upper hull with three legs which are attached to a lower hull commonly referred to as a mat. After being towed to the drilling location, the legs are lowered until the mat contacts the seabed and the upper hull is jacked to the desired elevation above sea level. One advantage of mat supported rigs is the ability to operate in areas having soft seabed conditions where independent leg rigs are prone to have excessive penetration and subject to leg damage. The rig depicted is cantilevered.

                         [Graphic-Semi-submersible Rig]

     Semi-submersible Rig -- This type of rig consists of an upper working and living deck resting on vertical columns connected to lower hull members. Such rigs operate in a "semi-submerged" position, remaining afloat, off bottom, in a position in which the lower hull is from about 55 to 90 feet below the water line and the upper deck protrudes well above the surface. The rig is typically anchored in position and remains stable for drilling in the semi-submerged floating position due in part to its wave transparency characteristics at the water line.

COMPETITION

     The offshore contract drilling market is highly competitive with a large number of contractors competing for available work. Drilling contracts are generally awarded on a competitive bid basis. Pricing and rig water depth capabilities are generally the most important competitive factors in the drilling industry. Other competitive factors include the technical capabilities of specialized drilling equipment and personnel, operational experience, rig suitability, efficiency, equipment condition, safety record, reputation and customer relations.

     The Company seeks to capitalize on customer recognition of the Company's safety record, crew quality and the quality of its service and equipment. Many of the Company's competitors, however, are larger, or are subsidiaries of larger companies, and have greater financial resources and more diverse fleets than the Company, which may enable them to better withstand industry downturns, to compete more effectively on the basis of price, to build new rigs or to acquire existing rigs that become available for purchase.

DRILLING OPERATIONS AND CUSTOMERS

     The Company's existing drilling contracts provide for compensation on a "daywork" basis. Under daywork contracts, the Company receives a fixed amount per day for providing drilling services using the rigs it operates. Under most daywork contracts, the customer also pays the cost of moving the rig and related equipment to the job site and the costs of drilling the well (other than the costs of operating the rig, which are borne by the drilling contractor). Daywork contracts may provide for lower rates during periods when drilling operations are interrupted or restricted by equipment breakdowns, adverse weather or water conditions or other conditions beyond the control of the Company. Historically, the Company has not marketed its rigs under fixed price or turnkey contracts.

     A daywork contract generally extends over a period of time covering either the drilling of a single well, a group of wells or a stated term. The customer may terminate the contract if the drilling rig is destroyed or lost, or if drilling operations are suspended for a specified period of time as a result of breakdown of major equipment or other specific events. The duration of drilling contracts is generally determined by market demand and competitive conditions. Historically, domestic drilling contracts have tended to be on a well-by-well basis, while contracts in the international markets typically have tended to be on a term basis. The Company's experience during recent years has been consistent with this general rule, with the Company's rigs operating in the Gulf of Mexico generally having been contracted on a well-to-well basis and its rig operating offshore India operating under a term contract. As a result of the substantial improvement in the Gulf of Mexico drilling market, however, the Company has recently been able to obtain term contracts on its domestic rigs, although the terms have been of relatively short duration. To the extent available, the Company will continue to focus upon obtaining additional term contracts, both foreign and domestic, in the future.

     The Company obtains most of its contracts through competitive bidding against other contractors in response to oil companies' solicitations of bids. The Company's current drilling contracts, both foreign and domestic, provide for payment in U.S. Dollars.

     The Company provides drilling services to a customer base which includes independent and major oil and gas companies. As is typical in the industry, the Company does business with a relatively small number of customers at any given time. During 1995, the Company performed services for approximately 40 different customers. For the year ended December 31, 1995, one customer accounted for approximately 14% of the Company's annual total consolidated revenues. The loss of any one of the Company's customers could, at least on a short-term basis, have a material adverse effect on the Company's profitability. Management believes, however, that at current levels of activity, the Company would have alternative customers for its services if it lost any single customer and that the loss of any one customer would not have a material adverse effect on the Company on a long-term basis. See Note 8 of audited Consolidated Financial Statements included in this Prospectus Supplement for further information regarding the Company's major customers.

ENVIRONMENTAL MATTERS

  General

     The Company is subject to numerous domestic and foreign governmental regulations that relate directly or indirectly to its operations, including certain regulations (a) controlling the discharge of materials into the environment, (b) requiring removal and cleanup under certain circumstances, (c) requiring the proper handling and disposal of waste materials, or (d) otherwise relating to the protection of the environment. For example, the Company, as an operator of mobile offshore drilling rigs in waters of the United States and certain offshore areas, may be liable for damages and for the cost of removing oil spills for which it is held responsible, subject to certain limitations. Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose "strict liability," rendering a company liable for environmental damage without regard to negligence or fault on the part of such company. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on the Company. The Company believes that it has conducted its operations in substantial compliance with all applicable environmental laws and regulations.

     The Company has generally been able to obtain contractual indemnification in its drilling contracts against pollution and environmental damages that are not caused by the gross negligence or willful misconduct of the Company, but there can be no assurance that such indemnification will be enforceable in all instances, that the customer will be financially able in all cases to comply with its indemnity obligations, or that the Company will be able to obtain such indemnification agreements in the future.

     The Company maintains insurance coverage against certain environmental liabilities, but there can be no assurance that such insurance will continue to be available or carried by the Company or, if available and carried, will be adequate to cover the Company's liability in the event of a catastrophic occurrence.

  U.S. Oil Pollution Act of 1990

     The U.S. Oil Pollution Act of 1990 ("OPA '90") and regulations promulgated pursuant thereto impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills. A "responsible party" includes the owner or operator of an onshore facility or vessel, or the lessee or permittee of the area in which an offshore facility is located. OPA '90 assigns liability to each responsible party for oil removal costs and a variety of public and private damages. While liability limits apply in some circumstances, a responsible party for an Outer Continental Shelf facility must pay all spill removal costs incurred by a federal, state or local government. OPA '90 establishes liability limits (subject to indexing) for mobile offshore drilling rigs. If functioning as an offshore facility, the mobile offshore drilling rigs are considered "tank vessels" for spills of oil on or above the water surface, with the owner, operator or demise charter considered the responsible party, subject to liability limits of the greater of $1,200 per gross ton or $10 million. To the extent damages and removal costs exceed this amount or spills occur below the water surface, the mobile offshore drilling rigs will be treated as an offshore facility and the offshore lessee will be responsible up to higher liability limits of all removal costs plus $75 million. A party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction, or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. Few defenses exist to the liability imposed by OPA '90.

     OPA '90 also imposes ongoing requirements on a responsible party. A failure to comply with ongoing requirements or inadequate cooperation in a spill event may subject a responsible party to civil or criminal enforcement action. In short, OPA '90 places a burden on drilling rig owners or operators to conduct safe operations and take other measures to prevent oil spills. If a spill occurs, OPA '90 then imposes liability for resulting damages.

     The ongoing requirements of OPA '90 include proof of financial responsibility (to cover at least some costs in a potential spill), and preparation of an oil spill contingency plan. Vessel financial responsibility and contingency plan requirements have been promulgated by the United States Coast Guard. On August 23, 1993, the Minerals Management Service ("MMS") published an advance notice of its intention to adopt a rule under OPA '90 that would require responsible parties for offshore facilities to demonstrate $150,000,000 in financial responsibility, an amount set by the statute. This notice generated significant controversy and opposition throughout the oil and gas industry, and on October 19, 1996, the Coast Guard Authorization Act of 1996 was signed into law, which lowered the financial responsibility requirements to $35 million (the current requirement under the Outer Continental Shelf Lands
Act) for offshore facilities seaward of the boundary of State waters, and to $10 million for offshore facilities landward of the boundary of State waters. The impact of any financial responsibility requirement ultimately imposed by the MMS should be no more burdensome on the Company than on similarly situated or less capitalized drilling contractors operating in U.S. waters.

  Outer Continental Shelf Lands Act (U.S.)

     The Outer Continental Shelf Lands Act authorizes regulations relating to safety and environmental protection applicable to lessees and permittees operating on the Outer Continental Shelf. Specific design and operational standards may apply to Outer Continental Shelf vessels, rigs, platforms, vehicles and structures. Violations of lease terms relating to environmental matters or regulations issued pursuant to the Outer Continental Shelf Lands Act can result in substantial civil and criminal penalties as well as potential court injunctions curtailing operations and the cancellation of leases. Such enforcement liabilities can result from either governmental or citizen prosecution.

  CERCLA and RCRA (U.S.)

     The Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA"), as amended, currently exempts crude oil, and the Resource Conservation and Recovery Act ("RCRA"), as amended, currently exempts certain exploration and production wastes, such as drilling fluids and produced water, from the definitions of hazardous substances and hazardous wastes, respectively, for purposes of these statutes. The Company's operations, however, may involve the use or handling of other material that may be classified as environmentally hazardous substances or wastes. There can be no assurances that these exemptions will be preserved in future amendments of such acts, if any, or that more stringent federal or state laws and regulations protecting the environment will not be adopted. CERCLA assigns strict liability to each responsible party for all response and remediation costs, as well as natural resource damage. Few defenses exist to the liability imposed by CERCLA.

GOVERNMENTAL REGULATION

     The Company's business is affected by political developments and by federal, state, foreign and local laws and regulations that relate directly to the oil and gas industry. The adoption of laws and regulations curtailing exploration and developmental drilling for oil and gas for economic, environmental or other policy reasons would and have adversely affected the operations of the Company by limiting available drilling opportunities for its customers and/or increasing the costs of such activities to the Company or its customers. The Company believes that it has conducted its operations in substantial compliance with applicable governmental laws and regulations.

OPERATIONAL RISKS AND INSURANCE

     Contract drilling operations are subject to various risks including blowouts, cratering, fires and explosions, each of which could result in damage to or destruction of drilling rigs and oil and gas wells, damage to life and property, suspension of operations, and environmental damage through oil spillage and extensive uncontrolled fires. The Company insures its drilling rigs and plant assets for amounts it believes to be prudent and also insures against catastrophic losses resulting from employer's liability and other risks customary in the energy service industry. The Company currently maintains insurance coverage it believes to be within the range of customary limits in the industry against certain general and marine public liabilities, including liabilities for personal injuries. Except in limited circumstances, this insurance does not cover liability for pollution or environmental damage that originates below the water surface, although the Company is generally indemnified against such pollution and environmental liabilities by its customers. There is no assurance that such insurance or indemnification will be adequate to protect the Company against liability from all consequences of well disasters, extensive fire damage or damage to the environment. Recognizing these risks, the Company has programs that are designed to promote a safe environment for its personnel and equipment.

EMPLOYEES

     As of November 21, 1996, the Company had approximately 760 employees. The number of employees varies throughout the year depending on the level of drilling activity. None of the Company's employees is presently represented by labor unions.

     Crew quality is an important factor considered by the customer in selecting a rig. Accordingly, the Company seeks experienced personnel when selecting crews from among the available applicants and the Company maintains a safety and personal training program.

LEASED REAL PROPERTY

     The Company leases approximately 19,000 square feet in an office building in Sugar Land, Texas for its headquarters. In addition, the Company leases a warehouse, storage and repair facility, including approximately 31 acres of land and 60,000 square feet of buildings, in Rosharon, Texas.

LITIGATION

     Various claims have been filed against the Company and its subsidiaries in the ordinary course of business, most of which involve claims alleging personal injuries. Management believes that the Company has established adequate reserves for any liabilities which may reasonably be expected to result from these personal injury claims. In the opinion of management, no pending claims, actions or proceedings against the Company or its subsidiaries are expected to have a material adverse effect on its financial position or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information concerning the current members of the Board of Directors and certain executive officers of the Company. All of the directors have been elected to serve, subject to the Bylaws of the Company, until the next annual meeting of shareholders or until the election and qualification of their successors.

                                                                                       DIRECTOR
           NAME             AGE                POSITION WITH THE COMPANY                SINCE
--------------------------  ---   ---------------------------------------------------  --------
Jan Rask..................  41    President, Chief Executive Officer and Director        1996
William H. Flores.........  42    Executive Vice President, Chief Financial Officer,     1990
                                  Assistant Secretary and Director
Gerald T. Greak...........  56    Senior Vice President -- Engineering                     --
Hugh L. Adkins............  49    Senior Vice President -- Operations Manager              --
Danny Richardson..........  50    Vice President -- Marketing                              --
Robert L. Barbanell.......  66    Director and Chairman of the Board                     1995
David A. B. Brown.........  53    Director                                               1995
Howard I. Bull............  56    Director                                               1995
Nathaniel A. Gregory......  48    Director                                               1995
Christopher M. Linneman...  37    Director                                               1994

     Jan Rask has been President, Chief Executive Officer and Director since June 1996. Mr. Rask served as President and Chief Executive Officer of Arethusa (Off-Shore) Limited from May 1993 until the acquisition of Arethusa by Diamond Offshore Drilling, Inc. in April 1996. Mr. Rask joined Arethusa's principal operating subsidiary in 1990 as its President and Chief Executive Officer.

     William H. Flores has been Executive Vice President, Chief Financial Officer, Assistant Secretary and Director since June 1996 and served as Senior Vice President, Chief Financial Officer, Assistant Secretary and Director since March 1990. Prior thereto, Mr. Flores served as Vice President -- Finance for Keyes Offshore, Inc. since December 1986. Mr. Flores is a director of Great Western Resources Inc.

     Gerald T. Greak has served as Senior Vice President -- Engineering of the Company since October 1994, as Senior Vice President -- Marketing from July 1991 to October 1994 and as Vice President from March 1990 to July 1991. Before joining the Company, he served as Vice President -- Engineering of Keyes Offshore, Inc. from 1980 to March 1990.

     Hugh L. Adkins has served as Senior Vice President and Operations Manager of the Company since March 1994, as Vice President and Operations Manager of the Company from February 1992 to March 1994 and as Safety Manager of the Company from August 1990 to February 1992. Prior thereto, he was employed by Norton Drilling Company as Drilling Superintendent and Division Manager from May 1989 to August 1990 and by M. A. Hanna Company, Midland South West Division, as Vice President -- Drilling and Production from May 1984 to May 1989. Mr. Adkins is a director of DSI Industries, Inc.

     Danny Richardson has served as Vice President -- Marketing since July 1996. Mr. Richardson formerly served as Vice President -- Marketing and Contract Administration of Arethusa (Off-Shore) Limited from October 1992 until the acquisition of Arethusa by Diamond Offshore Drilling, Inc. in April 1996. He served in the same position with Zapata Offshore Company from July 1989 to September 1992.

     Robert L. Barbanell has been a Director of the Company since June 1995 and Chairman of the Board since May 1996. Mr. Barbanell has served as President of Robert L. Barbanell Associates, Inc., a financial consultant firm since July 1994. Mr. Barbanell was employed by Bankers Trust New York Corporation from June 1986 to June 1994 as Managing Director and from December 1981 to June 1986 as Senior Vice President. He is also a Director of Cantel Industries, Inc. and Kaye Group, Inc.

     David A. B. Brown has been a Director of the Company since June 1995. Mr. Brown has served as President of The Windsor Group, Inc., a strategy consulting firm, since 1984. Prior thereto, Mr. Brown was a partner of the Braxton Group, a strategy consulting firm. He also served as Chairman of the Board of the Comstock Group from 1988 to 1990. Mr. Brown is a Director of BTU International and EMCOR Group Inc.

     Howard I. Bull has been a Director of the Company since June 1995. Mr. Bull has served as President, Director and Chief Executive Officer of Dal-Tile, a manufacturer and distributor of ceramic tile, since February 1994. Prior thereto, Mr. Bull served as President of the Air Conditioning Business Group of York International Corporation ("York") from May 1992 to February 1993 and as the President of the York Applied Systems Division of York from January 1990 to May 1992. From February 1979 to November 1990, Mr. Bull was employed by Baker Hughes, Inc. in several executive positions.

     Nathaniel A. Gregory has been a Director of the Company since June 1995. Mr. Gregory has served as Chairman and Chief Executive Officer of National Tank Company since April 1993. Prior thereto, Mr. Gregory served as a Managing Director of Smith Barney from September 1991 to April 1993. Prior thereto, he served as Chief Executive Officer of WillBros. Company from January to May 1990.

     Christopher M. Linneman has been a Director of the Company since 1994. Mr. Linneman has served as Managing Director of Chemical Securities Inc. since May 1994. Prior thereto, he served as a Vice President of E. M. Warburg, Pincus & Co., Inc. from January 1992 to April 1994, and as an Associate thereof from April 1990 to December 1991.

                 DESCRIPTION OF PREFERRED SHARE PURCHASE RIGHTS

     On November 8, 1996, the Board of Directors of the Company, authorized the issuance of one preferred share purchase right (a "Right") with respect to each outstanding share of Common Stock. The rights were issued on November 20, 1996 to the holders of record of Common Stock on that date. Each Right entitles the registered holder under the circumstances described below to purchase from the Company one one-thousandth of a share of Junior Participating Preferred Stock, $.01 par value per share (the "Preferred Shares"), of the Company at a price of $56.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of November 15, 1996, between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent") and this description of the Rights is qualified in its entirety by reference to the Rights Agreement.

     Until the Distribution Date (as defined below), the Rights will attach to all Common Stock certificates representing outstanding shares and no separate Right Certificate will be distributed. Accordingly, a right will be issued for each share of Common Stock issued hereunder. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Voting Shares (as defined in the Rights Agreement) of the Company, or (ii) 10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Voting Shares.

     Until the Distribution Date (or earlier redemption or expiration of the Rights) the Rights will be evidenced by the certificates representing such Common Stock. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on November 19, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

     If a person or group were to acquire 15% or more of the Voting Shares of the Company, each Right then outstanding (other than Rights beneficially owned by the Acquiring Person which would become null and void) would become a right to buy that number of shares of Common Stock (or under certain circumstances, the equivalent number of one one-thousandths of a Preferred Share) that at the time of such acquisition would have a market value of two times the Purchase Price of the Right.

     If the Company were acquired in a merger or other business combination transaction or assets constituting more than 50% of its consolidated assets or producing more than 50% of its earning power or cash flow were sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price of the Right.

     The dividend and liquidation rights, and the non-redemption feature, of the Preferred Shares are designed so that the value of one one-thousandth of a Preferred Share purchasable upon exercise of each Right will approximate the value of one share of Common Stock. The Preferred Shares issuable upon exercise of the Rights will be non-redeemable and rank junior to all other series of the Company's preferred stock. Each whole Preferred Share will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of (i) $1.00 in cash, or (ii) in the aggregate, 1,000 times the dividend declared on the Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to receive a preferential liquidation payment equal to the greater of (i) $1,000 per share, or (ii) in the aggregate, 1,000 times the payment made on the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash or other property, each whole Preferred Share will be entitled to receive 1,000 times the amount received per share of Common Stock. Each whole Preferred Share shall be entitled to 1,000 votes on all matters submitted to a vote of the shareholders of the Company, and Preferred Shares shall generally vote together as one class with the Common Stock and any other capital stock on all matters submitted to a vote of shareholders of the Company.

     The offer and sale of the Preferred Shares issuable upon exercise of the Rights will be registered with Commission and such registration will not be effective until the Rights become exercisable.

     The number of one one-thousandths of a Preferred Share or other securities or property issuable upon exercise of the Rights, and the Purchase Price payable, are subject to customary adjustments from time to time to prevent dilution.

     The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Voting Shares of the Company and before the acquisition by a person or group of 50% or more of the outstanding Voting Shares of the Company, the Board of Directors may, at its option, issue Common Stock in mandatory redemption of, and in exchange for, all or part of the then outstanding and exercisable Rights (other than Rights owned by such person or group which would become null and void) at an exchange ratio of one share of Common Stock (or one one-thousandth of a Preferred Share) for each two shares of Common Stock for which each Right is then exercisable, subject to adjustment.

     At any time prior to the first public announcement that a person or group has become the beneficial owner of 15% or more of the outstanding Voting Shares, the Board of Directors of the Company may redeem all but not less than all the then outstanding Rights at a price of $0.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date, and, provided a Distribution Date has not occurred, to extend the period during which the Rights may be redeemed, except that after the first public announcement that a person or group has become the beneficial owner of 15% or more of the outstanding Voting Shares, no such amendment may materially and adversely affect the interests of the holders of the Rights.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not determined by the Board of Directors to be in the best interests of all shareholders. The Rights will not interfere with a merger or other business combination approved by the Board of Directors, prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Common Stock, since the rights may be redeemed by the Company prior to that time.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Salomon Brothers Inc, BT Securities Corporation and Southcoast Capital Corporation are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below.

                                                                               NUMBER OF
                                                                               SHARES OF
                                                                                COMMON
                                   UNDERWRITER                                   STOCK
    -------------------------------------------------------------------------  ---------
    Goldman, Sachs & Co. ....................................................
    Salomon Brothers Inc ....................................................
    BT Securities Corporation................................................
    Southcoast Capital Corporation...........................................

                                                                               ---------
              Total..........................................................  5,000,000
                                                                               =========

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities
dealers at such price less a concession of $          per share. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $          per share to certain brokers and dealers. After the shares of
Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus Supplement to purchase up to an aggregate of 750,000 additional shares of Common Stock solely to cover over-allotments, if any, at the public offering price per share, less the underwriting discount, shown on the cover page of this Prospectus Supplement. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 5,000,000 shares of Common Stock offered.

     The Company and its executive officers and directors have agreed that, during the period beginning from the date of this Prospectus Supplement and continuing to and including the date 90 days after the date of this Prospectus Supplement, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to director or employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus Supplement or pursuant to the acquisition of stock or assets of another entity) which are substantially similar to the shares of Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Common Stock without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the offering.

     In connection with this offering, the Underwriters may engage in passive market making transactions in the Common Stock of the Company on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been included and incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and incorporated by reference, and upon the authority of such firm as experts in accounting and auditing.

     With respect to the unaudited interim financial information for the periods ended March 31, June 30 and September 30, 1996 and 1995, included and/or incorporated by reference herein, the independent certified public accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Company's quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1996, and included and/or incorporated herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because the reports are not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Financial Statements:
  Independent Auditors' Report........................................................  F-2
  Consolidated Balance Sheets --
     December 31, 1994 and 1995.......................................................  F-3
  Consolidated Statements of Operations --
     for the years ended December 31, 1993, 1994 and 1995.............................  F-4
  Consolidated Statements of Shareholders' Equity
     for the years ended December 31, 1993, 1994 and 1995.............................  F-5
  Consolidated Statements of Cash Flows --
     for the years ended December 31, 1993, 1994 and 1995.............................  F-6
  Notes to Consolidated Financial Statements..........................................  F-7
  Independent Accountants' Review Report..............................................  F-18
  Consolidated Balance Sheets --
     December 31, 1995 and September 30, 1996 (unaudited).............................  F-19
  Consolidated Statements of Operations --
     Three and Nine Months Ended September 30, 1995 and 1996 (unaudited)..............  F-20
  Consolidated Statements of Cash Flows --
     Nine Months Ended September 30, 1995 and 1996 (unaudited)........................  F-21
  Notes to Consolidated Financial Statements (unaudited)..............................  F-22

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Marine Drilling Companies, Inc.:

     We have audited the consolidated financial statements of Marine Drilling Companies, Inc. and subsidiaries as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Marine Drilling Companies, Inc. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                            KPMG PEAT MARWICK LLP

Houston, Texas
January 26, 1996

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                     ASSETS

                                                                           DECEMBER 31,
                                                                       ---------------------
                                                                         1994         1995
                                                                       --------     --------
Current Assets:
  Cash and cash equivalents..........................................  $ 18,872     $ 12,260
  Short-term investments.............................................    18,137           --
  Accounts receivable -- trade and other, net........................    15,353       18,078
  Inventory..........................................................       116        1,272
  Prepaid expenses and other.........................................     1,020        1,380
                                                                       --------     --------
          Total current assets.......................................    53,498       32,990
Property and Equipment...............................................   102,431      123,442
  Less accumulated depreciation......................................    13,010       22,090
                                                                       --------     --------
          Property and equipment, net................................    89,421      101,352
Other................................................................       296          203
                                                                       --------     --------
                                                                       $143,215     $134,545
                                                                       ========     ========
                            LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt..................................  $     --     $  1,000
  Accounts payable...................................................     2,283        5,721
  Accrued Expenses...................................................     1,854        1,927
  Employer's liability claims, current...............................       832        1,026
                                                                       --------     --------
          Total current liabilities..................................     4,969        9,674
Long-Term Debt.......................................................    15,000        9,000
Employer's Liability Claims, non-current.............................     2,150        2,155
Deferred Income Taxes................................................     8,365        6,144
Shareholders' Equity:
  Common stock, par value $.01. Authorized 200,000,000 shares; issued and outstanding 43,917,766 shares in 1994 and issued 44,169,643
     and outstanding 43,635,433 shares in 1995.......................       439          442
  Common stock restricted............................................      (804)        (505)
  Treasury stock, at cost (534,210 shares in 1995)...................        --       (2,016)
  Additional paid-in capital.........................................    92,143       92,720
  Retained earnings from January 1, 1993.............................    20,953       16,931
                                                                       --------     --------
          Total shareholders' equity.................................   112,731      107,572
                                                                       --------     --------
Commitments and contingencies........................................        --           --
                                                                       --------     --------
                                                                       $143,215     $134,545
                                                                       ========     ========

                See notes to consolidated financial statements.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                         FOR THE YEARS ENDED DECEMBER 31,
                                                     ----------------------------------------
                                                        1993           1994           1995
                                                     ----------     ----------     ----------
Revenues...........................................  $   82,998     $   70,597     $   63,067
Costs and Expenses:
  Contract drilling................................      45,330         50,575         55,091
  Depreciation and amortization....................       5,312          7,733          9,377
  General and administrative.......................       8,999          4,376          5,460
                                                     ----------     ----------     ----------
                                                         59,641         62,684         69,928
                                                     ----------     ----------     ----------
  Operating income (loss)..........................      23,357          7,913         (6,861)
                                                     ----------     ----------     ----------
Other Income (Expense):
  Interest expense.................................        (580)           (70)          (855)
  Interest income..................................         518          1,350          1,494
  Other income (expense)...........................           6            (70)           120
                                                     ----------     ----------     ----------
                                                            (56)         1,210            759
                                                     ----------     ----------     ----------
Income (Loss) Before Income Taxes..................      23,301          9,123         (6,102)
Income Tax Expense (Benefit).......................       8,278          3,193         (2,080)
                                                     ----------     ----------     ----------
Net Income (Loss)..................................  $   15,023     $    5,930     $   (4,022)
                                                     ==========     ==========     ==========
Net Income (Loss) Per Common Share.................  $     0.37     $     0.14     $    (0.09)
                                                     ==========     ==========     ==========
Weighted Average Common Shares Outstanding.........  40,936,209     43,819,049     43,812,161
                                                     ==========     ==========     ==========

                See notes to consolidated financial statements.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                     COMMON STOCK
                                      -------------------------------------------
                                             ISSUED               IN TREASURY        ADDITIONAL
                                      --------------------    -------------------     PAID-IN      RESTRICTED    RETAINED
                                        SHARES      AMOUNT     SHARES     AMOUNT      CAPITAL        STOCK       EARNINGS
                                      ----------    ------    --------    -------    ----------    ----------    --------
Balances at December 31, 1992.......  38,026,459     $380           --    $    --     $ 60,315      $     --     $    --
  Net income........................          --       --           --         --           --            --      15,023
  Issuance of common stock related
    to stock offering...............   5,000,000       50           --         --       28,150            --          --
  Common stock offering expenses....          --       --           --         --         (422)           --          --
  Issuance of restricted common
    stock...........................     385,000        4           --         --        1,122        (1,126)         --
  Accrual of compensation expense...          --       --           --         --           --           233          --
  Forfeitures of restricted common
    stock...........................     (30,000)      --           --         --          (49)           49          --
  Common stock options exercised....     261,030        3           --         --          324            --          --
  Issuance of common stock for
    401(k) stock plan...............      40,105       --           --         --          199            --          --
  Pre-quasi-reorganization net
    operating loss carryforwards....          --       --           --         --        1,612            --          --
  Tax benefits related to common
    stock issued pursuant to long
    term incentive plan.............          --       --           --         --          490            --          --
  Other.............................          74       --           --         --           60            --          --
                                      ----------     ----     --------    -------      -------       -------     -------
Balances at December 31, 1993.......  43,682,668      437           --         --       91,801          (844)     15,023
  Net income........................          --       --           --         --           --            --       5,930
  Issuance of restricted common
    stock...........................      83,000        1           --         --          414          (415)         --
  Accrual of compensation expense...          --       --           --         --           --           318          --
  Forfeitures of restricted common
    stock...........................     (31,250)      --           --         --         (137)          137          --
  Common stock options exercised....      10,000       --           --         --           13            --          --
  Issuance of common stock for
    401(k) stock plan...............     173,348        1           --         --          815            --          --
  Tax benefits related to common
    stock issued pursuant to long
    term incentive plan.............          --       --           --         --           50            --          --
  Other.............................          --       --           --         --         (813)           --          --
                                      ----------     ----     --------    -------      -------       -------     -------
Balances at December 31, 1994.......  43,917,766      439           --         --       92,143          (804)     20,953
  Net loss..........................          --       --           --         --           --            --      (4,022 )
  Purchases of stock................          --       --      735,633     (2,659)          --            --          --
  Issuance of restricted common
    stock...........................      53,500        1           --         --          147          (148)         --
  Accrual of compensation expense...          --       --           --         --           --           333          --
  Forfeitures of restricted common
    stock...........................     (20,000)      --           --         --         (114)          114          --
  Common stock options exercised....     130,000        1      (20,000)        61          125            --          --
  Issuance of common stock for
    401(k) stock plan...............      88,377        1     (166,528)       531          325            --          --
  Tax benefits related to common
    stock issued pursuant to long
    term incentive plan.............          --       --           --         --           85            --          --
  Issuance of stock for Non-Employee
    Director's Plan.................          --       --      (14,895)        51            9            --          --
                                      ----------     ----     --------    -------      -------       -------     -------
Balances at December 31, 1995.......  44,169,643     $442      534,210    $(2,016)    $ 92,720      $   (505)    $16,931
                                      ==========     ====     ========    =======      =======       =======     =======

                See notes to consolidated financial statements.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                             --------------------------------
                                                              1993         1994        1995
                                                             -------     --------     -------
Cash Flows From Operating Activities:
  Net income (loss)........................................  $15,023     $  5,930     $(4,022)
  Adjustments to reconcile net income to net cash provided
     by (used in) operating activities:
     Deferred income taxes.................................    5,376        2,989      (2,221)
     Pre-quasi-reorganization net operating loss
       carry-forwards......................................    1,612           --          --
     Tax benefits related to common stock issued pursuant
       to long term incentive plan.........................      490           50          85
     Depreciation and amortization.........................    5,312        7,733       9,377
     Gain on disposition of equipment......................     (462)        (453)       (153)
     Accrual of compensation expense.......................      233          318         333
     Issuance of common stock to the employee retirement
       plan and the Non-Employee Director's Plan...........      199          816         917
     (Increase) decrease in receivables....................   (7,397)       4,003      (2,725)
     Increase in prepaid expenses, other, and inventory....      (94)        (191)     (1,516)
     Increase (decrease) in payables, accrued expenses and
       employer's liability claims.........................    2,125       (5,259)      3,710
     Other.................................................    1,076       (1,078)         42
                                                             -------     --------     --------
          Net cash provided by operating activities........   23,493       14,858       3,827
                                                             -------     --------     --------
Cash Flows From Investing Activities:
  Purchase of short-term investments.......................       --      (29,537)         --
  Proceeds from matured short-term investments.............       --       11,400      18,137
  Purchase of equipment....................................  (18,329)     (15,385)    (21,418)
  Proceeds from disposition of equipment...................      557          554         314
                                                             -------     --------     --------
          Net cash used in investing activities............  (17,772)     (32,968)     (2,967)
                                                             -------     --------     --------
Cash Flows From Financing Activities:
  Proceeds from long-term debt.............................       --       15,000          --
  Proceeds from sale of common stock.......................   28,200           --          --
  Proceeds from exercise of stock options..................      327           13         187
  Issuance cost of sale of common stock....................     (422)          --          --
  Payments of debt.........................................  (21,280)          --      (5,000)
  Purchase of treasury stock...............................       --           --      (2,659)
                                                             -------     --------     --------
          Net cash provided by (used in) financing
            activities.....................................    6,825       15,013      (7,472)
                                                             -------     --------     --------
          Net increase (decrease) in cash and cash
            equivalents....................................   12,546       (3,097)     (6,612)
Cash and cash equivalents at beginning of period...........    9,423       21,969      18,872
                                                             -------     --------     --------
Cash and cash equivalents at end of period.................  $21,969     $ 18,872     $12,260
                                                             =======     ========     ========
Supplemental Disclosure of Cash Flow Information:
  Interest paid............................................  $   580     $     70     $   981
  Income taxes paid........................................      513          441          55
Supplemental Schedule of Non-Cash Investing and Financing
  Activities:
  Issuance of 385,000, 83,000, and 53,500 shares in 1993,
     1994, and 1995, respectively, of restricted common
     stock.................................................  $ 1,126     $    415     $   148
  Forfeiture of 30,000, 31,250, and 20,000 shares in 1993,
     1994, and 1995 respectively, of restricted common
     stock.................................................  $   (49)    $   (137)    $  (114)

                See notes to consolidated financial statements.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
                       (IN THOUSANDS, EXCEPT SHARE DATA)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND DESCRIPTION OF BUSINESS

     Basis of Presentation and Principles of Consolidation -- References herein to the "Company" refer to Marine Drilling Companies, Inc. ("Parent") and its wholly-owned subsidiaries, Marine Drilling Management Company ("MDMC"), Keyes Holding Corporation ("KHC") and Marine Drilling International, Inc. unless the context otherwise requires a reference only to the Parent. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

     Description of Business -- The Company is engaged in the offshore contract drilling of oil and gas wells, primarily in the U.S. Gulf of Mexico, for independent and major oil and gas companies. The Company owns and operates a fleet of thirteen mobile offshore jack-up drilling rigs, consisting of four independent leg units, three of which have a cantilever feature, and nine mat supported units, four of which have a cantilever feature. The Company's rigs are currently capable of drilling to depths of 20,000 to 30,000 feet in maximum water depths ranging from 200 to 300 feet. As of the date of this report, twelve of the Company's thirteen rigs were located in the U.S. Gulf of Mexico and one was located offshore India. The Company currently derives substantially all of its revenues from offshore drilling in the U.S. Gulf of Mexico and in India. The Company's rigs could, with certain modifications, work in other areas, however, the Company's rigs are not suitable for those areas, such as the North Sea, that require hostile environment operating capabilities.

     Inventory -- Inventory consists of operating supplies primarily for the Company's India operations and are carried at the lower of cost or market.

     Property and Equipment -- Effective December 31, 1995, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes indicate the carrying amount of an asset may not be recoverable. The adoption of SFAS 121 had no effect on the 1995 consolidated financial statements.

     Property and equipment are stated at historical cost or the cost assigned to the assets at December 31, 1992 in connection with the adoption of quasi-reorganization accounting procedures. Depreciation is provided on the straight-line method over the estimated remaining useful lives of the assets which are as follows:

                                                                          YEARS
                                                                         --------
            Jack-up rigs...............................................  5 to 15
            Drill string...............................................     4
            Other equipment............................................     5

     Maintenance and repairs amounted to $8,030, $8,600 and $8,219 in 1993, 1994 and 1995, respectively. Expenditures for major renewals and betterments are capitalized. Expenditures for normal maintenance and repairs are charged to expense as incurred. When property or equipment is retired, the related assets and accumulated depreciation are removed from the accounts and a gain or loss is reflected in other income (expense). The Company continues to depreciate idle drilling equipment using the same rates as while operating. The Company capitalizes interest expense related to certain capital expenditure projects. Capitalized interest was approximately $126 for 1995.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

     Employer's Liability Claims -- Employer's liability claims, principally arising from actual or alleged personal injuries, are estimates of the Company's liabilities for such occurrences. These claims are classified as current or long-term based upon the periods in which such claims are expected to be funded.

     Deferred Financing Costs -- Deferred financing costs are amortized over the life of the related debt. Deferred financing costs, net of accumulated amortization were $228 and $183, respectively, at December 31, 1994 and 1995.

     Income Taxes -- Deferred tax assets and liabilities are recorded to reflect the future tax consequences of differences between the financial statement and tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Revenue Recognition -- Drilling revenues are recorded pursuant to day rate contracts, under which the Company receives a fixed amount per day for providing drilling services using the rigs it operates.

     Cash and Cash Equivalents -- The Company generally considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

     Short-Term Investments -- Short-term investments consist of corporate debt securities, mortgage-backed securities and corporate paper. The Company classifies its short-term investments as held-to-maturity securities. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. The fair value of the short-term investments at December 31, 1994 was $18,133. There were no short-term investments at December 31, 1995.

     Treasury Stock -- Treasury stock is acquired under the cost method and valued upon reissuance using the first-in, first-out method. During 1995, the Company purchased 735,633 shares of common stock at an aggregate cost of $2,659. In addition, during 1995, the Company reissued 201,423 shares at an aggregate cost of $643 for the employee and non-employee benefit plans. No shares were purchased in 1994. At December 31, 1995, the Company had remaining authorization under the stock purchase program to acquire an additional 3,465,790 shares.

     Income (Loss) Per Common Share -- Income (loss) per common share is based on the weighted average number of common shares outstanding and common stock equivalents, if dilutive. Net income per common share for the years ended December 31, 1993, 1994 and 1995 do not include the effect of outstanding stock options since they are either antidilutive or the potential dilution from their exercise is less than three percent.

     Reclassification of Accounts -- Certain reclassifications have been made to the 1993 and 1994 consolidated financial statements to conform with the current presentation.

     Concentrations of Credit Risk -- The market for the Company's services and products is the offshore oil and gas industry, and the Company's customers consist primarily of independent and major oil and gas companies. The Company performs ongoing credit evaluations of its customers and obtains collateral security as deemed prudent. The Company has established an adequate allowance for bad debts, and such losses have been within management's expectations (see
Note 8). At December 31, 1994 and 1995, the Company had cash deposits concentrated primarily in one major bank. In addition, the

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

Company had certificates of deposits, commercial paper and Eurodollar time deposits with a variety of companies and financial institutions with strong credit ratings, and such securities are held until maturity. The Company believes that credit and market risk in such instruments is minimal.

     Fair Values of Financial Instruments -- The fair values of the Company's cash equivalents, trade receivables and trade payables approximated their carrying values due to the short-term maturities of these instruments. The estimated fair value of long-term debt is equivalent to its carrying value due to the floating interest rate (see note 4).

     Use of Estimates -- Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) PROPERTY AND EQUIPMENT

     Property and equipment are stated at historical cost or the cost assigned to the assets at December 31, 1992 in connection with the adoption of quasi-reorganization accounting procedures, and are summarized as follows:

                                                                       DECEMBER 31,
                                                                   ---------------------
                                                                     1994         1995
                                                                   --------     --------
    Jack-up rigs.................................................  $ 97,618     $100,811
    Drill string.................................................     2,634        4,725
    Other equipment..............................................       345          730
    Construction in progress.....................................     1,834       17,176
                                                                   --------     --------
                                                                   $102,431     $123,442
                                                                   ========     ========

     Depreciation expense was $5,312, $7,733 and $9,326 for the years ended December 31, 1993, 1994 and 1995, respectively. The Company rents drilling rigs, certain equipment and other property under operating leases. Rental expense was $936, $1,707 and $2,066 in 1993, 1994 and 1995, respectively.

(3) ACCRUED EXPENSES

     Accrued expenses are summarized as follows:

                                                                         DECEMBER 31,
                                                                       -----------------
                                                                        1994       1995
                                                                       ------     ------
    Accrued payroll and related taxes................................  $1,085     $  884
    Accrued health benefit plan claims...............................     300        462
    Other accrued expenses...........................................     469        581
                                                                       ------     ------
                                                                       $1,854     $1,927
                                                                       ======     ======

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

(4) LONG-TERM DEBT

     Long-term debt is summarized as follows:

                                                                        DECEMBER 31,
                                                                     -------------------
                                                                      1994        1995
                                                                     -------     -------
    KHC note payable to lender due 1999............................  $15,000     $10,000
    Less:
      Current portion of long-term debt............................       --       1,000
                                                                     -------     -------
      Long-term debt, non-current..................................  $15,000     $ 9,000
                                                                     =======     =======

     KHC -- Note Payable to Lender -- On December 1, 1994, KHC entered into a $35,000 revolving/term loan agreement (the "Loan") with a U.S. financial institution ("Lender"). As of December 31, 1995, the related debt outstanding was $10,000 and the amount of unused line of credit subject to the Loan was $25,000. Loan proceeds may be used to purchase additional jack-up drilling rigs or to make capital improvements to the Company's existing drilling rig fleet. The Company is a guarantor for up to an aggregate of $8,750 under the Loan. On June 1, 1996, all amounts borrowed under the Loan may be converted to a term loan.

     If converted, the term loan will be due in thirty-six (36) consecutive monthly installments, beginning July 1, 1996 and ending June 1, 1999 amortizing at the rate of 20% of the term loan balance per year with the remaining 40% principal balance due and payable concurrently with the last payment. KHC must maintain a minimum borrowing of $10,000 (the "minimum borrowing") on the Loan after June 1, 1996. If the Company's average borrowings under the revolving loan or the term loan are less than the minimum borrowing, KHC will be required to pay a non-utilization fee of 2% of the difference between the actual average borrowed balance and the minimum borrowing. The term loan may be prepaid at any time after the eighteenth payment (December 1, 1997). A prepayment premium of 1% of the prepaid principal amount will be due with each such prepayment. Repayments may not be re-borrowed during the term loan period.

     Interest is due monthly on the outstanding principal balance at the London Interbank Offered Rate ("LIBOR") plus 2.5%. The interest rate as of December 31, 1995 was 8.3%. A revolving loan fee is due quarterly during the revolving loan period based on the unused credit facility at .25%.

     The note is secured by a first preferred fleet mortgage on the MARINE 300, 301 and 303 drilling rigs. The three drilling rigs must be appraised on the term loan conversion date, June 1, 1996. The term loan will be limited to 50% of the appraised value of the rigs. The Company and KHC are required to comply with various covenants, including, but not limited to, the maintenance of financial ratios related to (i) debt to total equity and (ii) working capital to fixed expenses and projected debt services.

     Interest payments on the loan amounted to $70 and $981 for the years ended December 31, 1994 and 1995, including revolving loan fees of $5 and $60, respectively. A facility fee of $175 was paid to the Lender during the fourth quarter 1994 and will be amortized over the life of the loan.

     The scheduled repayment of long-term debt as of December 31, 1995 is as follows:

                                         1996       1997       1998       1999       TOTAL
                                        ------     ------     ------     ------     -------
    Annual maturities.................  $1,000     $2,000     $2,000     $5,000     $10,000
                                        ======     ======     ======     ======     =======

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

(5) INCOME TAXES

     Income taxes consist of the following:

                                                              YEARS ENDED DECEMBER 31,
                                                            -----------------------------
                                                             1993       1994       1995
                                                            ------     ------     -------
    Current:
      U.S. federal........................................  $  408     $  153     $    --
      State...............................................      12          1           1
      Foreign.............................................     380         --          55
                                                            ------     ------     -------
                                                               800        154          56
                                                            ------     ------     -------
    Other:
      U.S. federal -- deferred............................   5,376      2,989      (2,221)
      Pre-quasi-reorganization net operating loss
         carryforwards....................................   1,612         --          --
      Tax benefits related to common stock issued pursuant
         to long-term incentive plan......................     490         50          85
                                                            ------     ------     -------
                                                             7,478      3,039      (2,136)
                                                            ------     ------     -------
              Total tax provision (benefit)...............  $8,278     $3,193     $(2,080)
                                                            ======     ======     =======

     As a result of the adoption of quasi-reorganization accounting procedures on December 31, 1992, the tax effect of the realization of tax attributes generated prior thereto are recorded directly to shareholders' equity and are not reflected as a reduction of income tax expense.

     For the years ended December 31, 1993, 1994 and 1995, the effective tax rate for financial reporting purposes approximates the U.S. federal statutory rate of 35%.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994 and 1995 are presented below.

                                                                       DECEMBER 31,
                                                                   ---------------------
                                                                     1994         1995
                                                                   --------     --------
    Deferred tax assets:
      Net operating loss carryforwards...........................  $ 28,804     $ 31,361
      Investment tax, general business and foreign tax credit
         carryforwards...........................................    13,410       11,356
      Employer's liability claims................................     1,044        1,113
      Allowance for bad debts....................................         1           45
                                                                   --------     --------
      Total gross deferred tax assets............................    43,259       43,875
      Less valuation allowance...................................   (38,649)     (36,738)
                                                                   --------     --------
      Net deferred tax assets....................................     4,610        7,137
                                                                   --------     --------
    Deferred tax liabilities:
      Plant and equipment, principally due to differences in
         depreciation............................................    11,273       11,896
      Deferred intercompany gains and losses.....................     1,702        1,385
                                                                   --------     --------
      Total gross deferred tax liabilities.......................    12,975       13,281
                                                                   --------     --------
      Net deferred tax liability.................................  $  8,365     $  6,144
                                                                   ========     ========

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

     The valuation allowance for deferred tax assets as of December 31, 1994 and 1995 was $38,649 and $36,738, respectively. The net change in the total valuation allowance for the years ended December 31, 1994 and 1995 was a decrease of $3,560 and $1,911, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon projections for future taxable income over the periods which the deferred tax assets are deductible and the Section 382 limitation as discussed below, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 1995.

     At December 31, 1995, the Company had net operating loss carryforwards for federal income tax purposes of $89,602 which are available to offset future federal taxable income, if any, through 2007. The Company also had investment tax credit and general business credit carryforwards for federal income tax purposes of approximately $11,356 (including $1,844 which are subject to the limitation as to their use imposed in connection with the 1989 Ownership Change as discussed below) at December 31, 1995 which are available to reduce future federal income taxes, if any, through 2000.

     The Company has taken the position that its recapitalization in 1992 (the "Recapitalization") did not cause an ownership change under Section 382 of the Internal Revenue Code of 1986, as amended ("Code"). The Company's position is based on the applicability of Section 382(l)(3)(C) of the Code, which provides generally that any change in the proportionate ownership attributable solely to fluctuations in relative fair market value of different classes of stock are not to be taken into account for purposes of Section 382. To date, neither the Internal Revenue Service nor the United States Department of Treasury has established any rules or guidance as to how such Section will be interpreted or applied to situations similar to the Recapitalization. Accordingly, there can be no assurance that an ownership change for purposes of Section 382 will not be deemed to have occurred as a result of the Recapitalization. If an ownership change were deemed to have occurred, the utilization of the Company's net operating losses, against its future income, if any, would be limited annually to approximately $1,500. Since such limitation would be less than the Section 382 limitation (approximately $9,000) imposed as a result of the Company's 1989 sale of Common Stock which resulted in an ownership change ("1989 Ownership Change") pursuant to Section 382 of the Code, the Section 382 limitation imposed in connection with the Recapitalization would apply to all net operating losses applicable to the period before the Recapitalization.

(6) BENEFIT PLANS

     Long Term Incentive Plans -- In late 1992, the Company adopted the Marine Drilling 1992 Long Term Incentive Plan ("1992 Plan"). Pursuant to the terms of the 1992 Plan, an aggregate of 10,000,000 shares (subject to the restrictions described herein) of common stock are available for distribution pursuant to stock options, SARs and restricted stock. The number of shares of common stock available for distribution as described above is further limited in that no stock options, SARs or restricted stock may be issued if, immediately after such issuance, the number of shares subject to outstanding stock options, SARs and restricted stock awards would exceed 5% of the common stock then outstanding. The shares of common stock subject to any stock option or SAR that terminates without a payment being made in the form of common stock would again become available for distribution pursuant to the 1992 Plan.

     Restricted Common Stock -- During 1993, 1994 and 1995, the Company issued restricted stock grants consisting of 385,000, 83,000 and 53,500 shares, respectively, of common stock. These grants generally lapse over four-year periods and the values of the grants are based on the respective closing prices on the day preceding each grant and are recognized as compensation expense over the periods

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES during which the restrictions lapse. Compensation expense related to the issuance of restricted common stock for the years ended December 31, 1993, 1994 and 1995 was $233, $318 and $333, respectively.

     During 1993, 1994 and 1995, respectively, 30,000, 31,250 and 20,000 shares of restricted common stock were forfeited.

     Common Stock Options -- The following table summarizes stock option transactions pursuant to the 1992 Plan:

    Options outstanding -- December 31, 1992.................................  1,613,080
      Granted -- June 29, 1993 ($6.00 per share).............................    190,000
      Exercised ($1.25 per share)............................................   (261,030)
      Forfeited ($1.25 per share)............................................     (1,400)
                                                                               ---------
    Options outstanding -- December 31, 1993.................................  1,540,650
      Granted -- October 12, 1994 ($4.25 per share)..........................     75,000
      Exercised ($1.25 per share)............................................    (10,000)
      Forfeited ($1.25 per share)............................................    (30,000)
                                                                               ---------
    Options outstanding -- December 31, 1994.................................  1,575,650
      Granted -- February 28, 1995 ($2.50 per share).........................    530,000
      Exercised ($1.25 per share)............................................   (150,000)
      Forfeited ($4.25 per share)............................................    (75,000)
                                                                               ---------
    Options outstanding -- December 31, 1995.................................  1,880,650
                                                                               =========

     The following table sets forth the shares subject to options outstanding under the 1992 Plan at December 31, 1995:

                                              EXERCISE      EXERCISE      EXERCISE
                                             PRICE/SHARE   PRICE/SHARE   PRICE/SHARE
                                               @ $1.25       @ $2.50       @ $6.00       TOTAL
                                             -----------   -----------   -----------   ---------
    Fully vested and exercisable...........     793,150           --        95,000       888,150
    Vesting during 1996....................     367,500      132,500        47,500       547,500
    Vesting during 1997....................          --      132,500        47,500       180,000
    Vesting during 1998....................          --      132,500            --       132,500
    Vesting during 1999....................          --      132,500            --       132,500
                                              ---------      -------       -------     ---------
              Total........................   1,160,650      530,000       190,000     1,880,650
                                              =========      =======       =======     =========

     Based upon Common Stock outstanding as of December 31, 1994 and 1995 and shares reserved for issuance as set forth above, the number of shares then available for future stock options, SARs and restricted stock grants was 432,721 and 180,332 shares, respectively.

     Employee 401(k) Profit Sharing Plan -- The Company has a 401(k) Profit Sharing Plan (the "401(k) Plan") covering substantially all of its employees who have been employed at least three months. The Company matches employees' contributions to the Plan on a dollar-for-dollar basis, in the form of Company common stock, up to 5% of their eligible compensation. During 1993, 1994 and 1995, the Company made matching contributions with the Company's common stock totaling $354, $744 and $843, respectively.

     Executive Deferred Compensation Plan -- The Company adopted the Executive Deferred Compensation Plan (the "Executive Plan") effective December 31, 1994. Employees who participate in the Executive Plan are selected by an Administrative Committee. Under the Executive Plan, the participating executives may elect (i) to defer up to 15% of compensation after reaching the limitations applicable to

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES the Company's 401(k) Plan and (ii) to defer any excess contributions refunded by the 401(k) Plan. As of December 31, 1995, the amount deferred under the Executive Plan was $63.

     Non-Employee Directors' Plan -- The Company adopted the 1995 Non-Employee Directors' Plan (the "Directors' Plan") effective June 29, 1995. The Directors' Plan provides for the grant of shares and options to acquire common stock to each director who is not an employee of the Company. A maximum of 350,000 shares may be issued pursuant to stock awards or options. Each option granted will vest and become exercisable one year after its grant and will expire ten years from the date the option is granted.

     The following table sets forth the shares subject to options outstanding under the Directors' Plan at December 31, 1995:

                                                                                EXERCISE
                                                                               PRICE/SHARE
                                                                                 @$4.00
                                                                               -----------
    Fully vested and exercisable.............................................         --
    Vesting during 1996......................................................     50,000
                                                                                  ------
              Total..........................................................     50,000
                                                                                  ======

     During 1995, 14,895 shares were issued as stock awards and related compensation expense of $60 was recognized in 1995.

(7) RELATED PARTY TRANSACTIONS

     The Company has performed services directly (or indirectly through third party contractors) for Newfield Exploration Company ("Newfield"). Amounts received directly or indirectly from Newfield were approximately $526 during 1993. One of the Company's directors is also a director of Newfield.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

(8) GEOGRAPHIC AREA ANALYSIS AND MAJOR CUSTOMERS

     The following table summarizes geographic area operating revenues and operating income for the years ended December 31, 1993, 1994 and 1995, and identifiable assets by geographic area at year-end 1993, 1994 and 1995:

                                                            YEARS ENDED DECEMBER 31,
                                                        --------------------------------
                                                          1993        1994        1995
                                                        --------    --------    --------
    Revenues
      United States...................................  $ 59,539    $ 63,291    $ 57,293
      India...........................................        --          --       3,260
      Mexico..........................................    23,459       7,306       2,514
                                                        --------    --------    --------
              Total Revenues..........................  $ 82,998    $ 70,597    $ 63,067
                                                        ========    ========    ========
    Operating income (loss)
      United States...................................  $ 14,819    $  5,215    $ (7,444)
      India...........................................        --          --         441
      Mexico..........................................     8,538       2,698         142
                                                        --------    --------    --------
              Operating income (loss).................  $ 23,357    $  7,913    $ (6,861)
                                                        ========    ========    ========
    Identifiable assets
      United States...................................  $ 65,248    $ 87,290    $100,469
      India...........................................        --          --      18,357
      Mexico..........................................    35,905      16,024          --
                                                        --------    --------    --------
              Total assets............................  $101,153    $103,314    $118,826
                                                        ========    ========    ========

     The Company conducts business in one industry segment, oil and gas well contract drilling. The Company negotiates drilling contracts with a number of customers for varying terms, and management believes it is not dependent upon any single customer. For the years 1993, 1994 and 1995, sales to customers that represented 10% or more of consolidated drilling revenues were as follows:

                                                                     YEARS ENDED DECEMBER
                                                                             31,
                                                                    ----------------------
                                                                    1993     1994     1995
                                                                    ----     ----     ----
    Customer A....................................................   *        11%      *
    Customer B....................................................   *        10%      *
    Customer C....................................................   *        10%      *
    Customer D....................................................   23%      *        *
    Customer E....................................................   21%      *        14%

---------------

* Less than 10%

     As is typical in the industry, the Company does business with a relatively small number of customers at any given time. The loss of any one of such customers could, at least on a short-term basis, have a material adverse effect on the Company's profitability. Management believes, however, that at current levels of drilling activity, the Company would have alternative customers for its services if it lost any single customer and that the loss of any one customer would not have a material adverse effect on the Company on a long-term basis.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

(9) COMMITMENTS AND CONTINGENCIES

     Legal Proceedings -- The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

     Operating Leases -- Aggregate future minimum rental payments relating to operating leases are as follows:

                                              1996    1997    1998    1999    2000    2001
                                              ----    ----    ----    ----    ----    ----
    Office and equipment leases.............  $583    $537    $377    $375    $276    $269
                                              ====    ====    ====    ====    ====    ====

(10) UNAUDITED QUARTERLY FINANCIAL DATA

     A summary of unaudited quarterly consolidated financial information for 1994 and 1995 is as follows:

                                           FIRST        SECOND       THIRD        FOURTH
                   1994                   QUARTER      QUARTER      QUARTER      QUARTER
    -----------------------------------  ----------   ----------   ----------   ----------
    Revenues...........................  $   18,814   $   16,231   $   17,393   $   18,159
    Operating income...................       2,912        1,564        1,366        2,071
    Income before income taxes.........       3,214        1,697        1,733        2,479
    Income taxes.......................       1,126          593          606          868
    Net income.........................       2,088        1,104        1,127        1,611
    Net income per common share(1).....  $     0.05   $     0.03   $     0.03   $     0.04
    Weighted average shares
      outstanding......................  43,749,623   43,810,863   43,829,717   43,884,394
    Average day rates(2)...............  $   22,791   $   19,212   $   18,616   $   18,501
    Marketed rigs (weighted average)...        12.0         11.2         11.0         10.7
    Utilization of marketed rigs.......         76%          82%          92%          97%

                                           FIRST        SECOND       THIRD        FOURTH
                   1995                   QUARTER      QUARTER      QUARTER      QUARTER
    -----------------------------------  ----------   ----------   ----------   ----------
    Revenues...........................  $   12,545   $   11,825   $   15,490   $   23,207
    Operating income (loss)............      (5,226)      (3,032)      (1,075)       2,472
    Income (loss) before income
      taxes............................      (4,981)      (2,704)        (917)       2,500
    Income tax expense (benefit).......      (1,744)        (947)        (320)         931
    Net income (loss)..................      (3,237)      (1,757)        (597)       1,569
    Net income (loss) per common
      share(1).........................  $     (.07)  $     (.04)  $     (.01)  $      .04
    Weighted average shares
      outstanding......................  44,033,448   43,959,172   43,656,282   43,608,078
    Average day rates(2)...............  $   18,357   $   16,621   $   17,712   $   22,679
    Marketed rigs (weighted average)...        10.1          9.1          9.9         11.5
    Utilization of marketed rigs.......         75%          86%          95%          97%

---------------

(1) Quarterly net income per common share may not total to annual results due to rounding.

(2) "Average day rate" is determined by dividing the total gross revenue earned by the Company's rigs during a given period by the total number of days that the Company's rigs were under contract during that period.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

     The Company's results in 1994 reflected the impact of increased competition in the U.S. Gulf of Mexico and reduced activity levels in Mexico's Bay of Campeche. Increased competition in the U.S. Gulf of Mexico resulted from (i) an influx of jack-up rigs into that market from other markets, (ii) an increased supply of marketed rigs due to reactivations of previously nonmarketed rigs and
(iii) lower than expected growth in jack-up demand because of generally lower natural gas prices. Although demand for jack-ups in the U.S. Gulf of Mexico increased by approximately 14% from 1993, the supply of marketed jack-ups grew by 26% during that period. The effects of this increased competition in that market included generally lower utilization and day rates experienced by the Company.

     During 1995, the Company's average marketed rigs and day rates decreased due primarily to a general decline in U.S. Gulf of Mexico market conditions during the first five months of the year and reduced levels of drilling activity in Mexico's Bay of Campeche. The fourth quarter of 1995 includes the mobilization and contract start-up costs of the MARINE 201 in India. Excluding the mobilization to India, the average day rate was approximately $20,200.

                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Board of Directors and Shareholders
Marine Drilling Companies, Inc.:

     We have reviewed the accompanying consolidated balance sheet of Marine Drilling Companies, Inc. and subsidiaries as of September 30, 1996, and the related consolidated statements of operations and cash flows for the three month and nine month periods ended September 30, 1996 and 1995. These consolidated financial statements are the responsibility of the Company's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles.

     We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Marine Drilling Companies, Inc. and subsidiaries as of December 31, 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended (not presented here); and in our report dated January 26, 1996, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 1995, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

                                     KPMG PEAT MARWICK LLP

Houston, Texas
October 16, 1996,
except for Note 6
which is as of
November 20, 1996.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                     ASSETS

                                                                  DECEMBER 31,     SEPTEMBER 30,
                                                                      1995             1996
                                                                  ------------     -------------
Current Assets:
  Cash and cash equivalents.....................................    $ 12,260         $  17,460
  Short-term investments........................................          --             9,851
  Accounts receivable -- trade and other, net...................      18,078            20,669
  Inventory.....................................................       1,272               973
  Prepaid Expenses and other....................................       1,380             2,205
                                                                    --------          --------
          Total current assets..................................      32,990            51,158
Property and Equipment..........................................     123,442           142,633
  Less accumulated depreciation.................................      22,090            30,478
                                                                    --------          --------
          Property and equipment, net...........................     101,352           112,155
Other...........................................................         203               275
                                                                    --------          --------
                                                                    $134,545         $ 163,588
                                                                    ========          ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt.............................    $  1,000         $     500
  Accounts payable..............................................       5,721             3,287
  Accrued Expenses..............................................       1,927             3,026
  Employer's liability claims, current..........................       1,026             1,143
                                                                    --------          --------
          Total current liabilities.............................       9,674             7,956
Long-Term Debt..................................................       9,000             9,500
Employer's Liability Claims, non-current........................       2,155             1,839
Deferred Income Taxes...........................................       6,144            11,213
Shareholders' Equity:
  Common stock, par value $.01. Authorized 200,000,000 shares;
     issued 44,169,643 and outstanding 43,635,433 shares as of
     December 31, 1995; issued and outstanding 45,518,651 shares
     as of September 30, 1996...................................         442               455
  Common stock..................................................        (505)             (557)
  Treasury stock, at cost (534,210 shares in 1995)..............      (2,016)               --
  Additional paid-in capital....................................      92,720           103,740
  Retained earnings from January 1, 1993........................      16,931            29,442
                                                                    --------          --------
          Total shareholders' equity............................     107,572           133,080
                                                                    --------          --------
  Commitments and contingencies.................................          --                --
                                                                    --------          --------
                                                                    $134,545         $ 163,588
                                                                    ========          ========

  See notes to consolidated financial statements and accompanying accountants'
                                 review report.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                                         NINE MONTHS ENDED
                                          THREE MONTHS ENDED               SEPTEMBER 30,
                                       -------------------------     -------------------------
                                          1995           1996           1995           1996
                                       ----------     ----------     ----------     ----------
Revenues.............................  $   15,490     $   29,819     $   39,860     $   78,418
Costs and Expenses:
  Contract drilling..................      12,893         14,955         38,335         44,166
  Depreciation and amortization......       2,471          2,975          6,773          8,545
  General and administrative.........       1,201          1,857          4,085          5,470
                                       ----------     ----------     ----------     ----------
                                           16,565         19,787         49,193         58,181
                                       ----------     ----------     ----------     ----------
     Operating income (loss).........      (1,075)        10,032         (9,333)        20,237
                                       ----------     ----------     ----------     ----------
Other Income (Expense):
  Interest expense...................        (199)          (209)          (657)          (593)
  Interest income....................         321            312          1,258            726
  Other income.......................          36            269            130            355
                                       ----------     ----------     ----------     ----------
                                              158            372            731            488
                                       ----------     ----------     ----------     ----------
Income (loss) before income taxes....        (917)        10,404         (8,602)        20,725
Income tax expense (benefit).........        (320)         3,714         (3,011)         7,469
                                       ----------     ----------     ----------     ----------
Net income (loss)....................  $     (597)    $    6,690     $   (5,591)    $   13,256
                                       ==========     ==========     ==========     ==========
Income (loss) per common share.......  $    (0.01)    $     0.15     $    (0.13)    $     0.30
                                       ==========     ==========     ==========     ==========
Weighted average common shares
  outstanding........................  43,656,282     45,028,616     43,880,936     44,392,776
                                       ==========     ==========     ==========     ==========

  See notes to consolidated financial statements and accompanying accountants'
                                 review report.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                         NINE MONTHS ENDED
                                                                           SEPTEMBER 30,
                                                                       ---------------------
                                                                         1995         1996
                                                                       --------     --------
Cash Flows From Operating Activities:
Net income (loss)....................................................  $ (5,591)    $ 13,256
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Depreciation and amortization...................................     6,773        8,545
     Deferred income taxes...........................................    (3,096)       5,069
     Tax benefits related to common stock issued pursuant to
      long-term incentive plan.......................................        85        2,092
     Gain on disposition of equipment................................      (163)        (358)
     Accrual of compensation expense, net............................       270          317
     Issuance of common stock to Employee 401(k) Plan and the
       Non-Employee Director's Plan..................................       667          725
     Amortization of interest income.................................      (131)        (122)
     Changes in operating assets and liabilities:
       Receivables...................................................     5,377       (2,591)
       Other current assets..........................................    (2,522)        (607)
       Payables, accrued expenses and employer's liability claims....     2,807       (1,534)
       Other.........................................................       158         (109)
                                                                       --------     --------
          Net cash provided by operating activities..................     4,634       24,683
                                                                       --------     --------
Cash Flows From Investing Activities:
  Purchase of short-term investments.................................    (5,466)      (9,729)
  Maturity of short-term investments.................................    18,150           --
  Purchase of equipment..............................................   (14,867)     (12,047)
  Proceeds from disposition of equipment.............................       284          593
                                                                       --------     --------
          Net cash used in investing activities......................    (1,899)     (21,183)
                                                                       --------     --------
Cash Flows From Financing Activities:
  Payments of debt...................................................    (5,000)          --
  Proceeds from exercise of stock options............................       177        1,835
  Purchase of treasury stock.........................................    (2,657)          --
  Costs associated with shelf registration statements................        --         (135)
                                                                       --------     --------
          Net cash provided by (used in) financing activities........    (7,480)       1,700
                                                                       --------     --------
          Net increase (decrease) in cash and cash equivalents.......    (4,745)       5,200
Cash and cash equivalents at beginning of period.....................    18,872       12,260
                                                                       --------     --------
Cash and cash equivalents at end of period...........................  $ 14,127     $ 17,460
                                                                       =========    =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid......................................................  $    743     $    649
  Income taxes paid (refunded).......................................  $     (1)    $    309
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND
  FINANCING ACTIVITIES:
  Issuance of 882,352 shares in 1996 for MARINE 305 rig
     acquisition.....................................................  $     --     $  7,500
  Issuance of 43,500 and 60,833 shares in 1995 and 1996,
     respectively,
     of restricted common stock......................................  $    148     $    368
  Forfeitures of restricted common stock of 7,500 shares in 1995.....  $     44     $     --

  See notes to consolidated financial statements and accompanying accountants'
                                 review report.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1996
                                  (UNAUDITED)

(1) INTERIM FINANCIAL INFORMATION

     The consolidated interim financial statements of Marine Drilling Companies, Inc. (the "Company" or the "Registrant") presented herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and notes required by generally accepted accounting principles for complete financial statements have been condensed or omitted. In the opinion of management, these statements include all adjustments (all of which consist of normal recurring adjustments except as otherwise noted herein) necessary to present fairly the Company's financial position and results of operations for the interim periods presented. The financial data for the nine months ended September 30, 1996 included herein has been subjected to a limited review by KPMG Peat Marwick LLP, the Registrant's independent public accountants, whose report is included herein. These statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results of operations that may be expected for the year.

(2) RECLASSIFICATION OF ACCOUNTS

     Certain reclassifications have been made to the 1995 consolidated financial statements to conform with the 1996 presentation.

(3) INCOME TAXES

     Income taxes consist of the following:

                                                    THREE MONTHS
                                                       ENDED           NINE MONTHS ENDED
                                                   SEPTEMBER 30,         SEPTEMBER 30,
                                                  ----------------     ------------------
                                                  1995       1996       1995        1996
                                                  -----     ------     -------     ------
                                                              (IN THOUSANDS)
    Current:
      U.S. federal..............................  $  --     $   92     $    --     $   93
      State.....................................      1         --          --         --
      Foreign...................................     --         72          --        215
                                                  -----     ------     -------     ------
                                                      1        164          --        308
                                                  -----     ------     -------     ------
    Other:
      U.S. federal -- deferred..................   (321)     3,312      (3,096)     5,069
      Tax benefits related to common stock
         issued pursuant to long-term incentive
         plan...................................     --        238          85      2,092
                                                  -----     ------     -------     ------
                                                   (321)     3,550      (3,011)     7,161
                                                  -----     ------     -------     ------
              Total tax provision (benefits)....  $(320)    $3,714     $(3,011)    $7,469
                                                  =====     ======     =======     ======

     For the nine months ended September 30, 1996, the effective tax rate of 36% for financial reporting purposes approximates the U.S. federal statutory rate of 35%, plus the effect of foreign taxes.

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and September 30, 1996 are presented below.

                                                              DECEMBER 31,     SEPTEMBER 30,
                                                                  1995             1996
                                                              ------------     -------------
                                                              (IN THOUSANDS)
    Deferred tax assets:
      Net operating loss carryforwards......................    $ 31,361         $  26,169
      Investment tax, general business and alternative tax
         credit carryforwards...............................      11,356            10,465
      Employer's liability claims...........................       1,113             1,044
      Allowance for bad debts...............................          45                53
                                                                --------          --------
      Total gross deferred tax assets.......................      43,875            37,731
      Less valuation allowance..............................     (36,738)          (35,703)
                                                                --------          --------
      Net deferred tax assets...............................       7,137             2,028
                                                                --------          --------
    Deferred tax liabilities:
      Plant and equipment, principally due to differences in
         depreciation.......................................      11,896            12,096
      Deferred intercompany gains and losses................       1,385             1,145
                                                                --------          --------
      Total gross deferred tax liabilities..................      13,281            13,241
                                                                --------          --------
      Net deferred tax liability............................    $  6,144         $  11,213
                                                                ========          ========

(4) NET INCOME (LOSS) PER COMMON SHARE

     Net income (loss) per common share for the nine months ended September 30, 1995 and 1996 excludes the effect of outstanding stock options inasmuch as the potential dilution from their exercise is less than three percent.

(5) COMMITMENTS AND CONTINGENCIES

     The Company is a defendant in certain claims and litigation arising out of operations in the normal course of business. In the opinion of management, uninsured losses, if any, will not be material to the Company's financial position or results of operations.

(6) SUBSEQUENT EVENT

     The Company adopted a shareholder rights plan on November 8, 1996, designed to assure that the Company's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers and other abusive takeover tactics to gain control of the Company without paying all shareholders a fair price. The rights plan was not adopted in response to any specific takeover proposal. Under the rights plan, the Company issued one preferred share purchase right (a "Right") with respect to each outstanding share of Common Stock outstanding on November 20, 1996. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Junior Participating Preferred Stock, $.01 par value per share (the "Preferred Shares"), of the Company at a price of $56.00 per one one-thousandth of a Preferred Share, subject to adjustment. The Rights are not currently exercisable and will become exercisable only in the event a person or group acquires beneficial ownership of 15% or more of the Company's Common Stock. Each whole Preferred Share will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of (i) $1.00 in cash, or (ii) in the aggregate, 1,000 times the dividend declared on the Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to receive a

                MARINE DRILLING COMPANIES, INC. AND SUBSIDIARIES preferential liquidation payment equal to the greater of (i) $1,000 per share, or (ii) in the aggregate, 1,000 times the payment made on the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash or other property, each whole Preferred Share will be entitled to receive 1,000 times the amount received per share of Common Stock. Each whole Preferred Share shall be entitled to 1,000 votes on all matters submitted to a vote of the shareholders of the Company, and Preferred Shares shall generally vote together as one class with the Common Stock and any other capital stock on all matters submitted to a vote of shareholders of the Company. The Rights will expire on November 19, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged by the Company.

PROSPECTUS

[MARINE DRILLING         MARINE DRILLING COMPANIES, INC.
     LOGO]
                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                                    WARRANTS
                             ---------------------
     Marine Drilling Companies, Inc. ("Marine" or the "Company") may offer and sell from time to time, (i) unsecured debt securities, in one or more series, consisting of notes, debentures or other evidences of indebtedness (the "Debt Securities"), (ii) shares of preferred stock, par value $.01 per share of the Company, in one or more series (the "Preferred Stock"), (iii) shares of common stock of the Company, par value $.01 per share (the "Common Stock") and (iv) warrants (the "Warrants") to purchase Common Stock. The Company may offer and sell up to $150,000,000 aggregate public offering price of Debt Securities, Preferred Stock, Common Stock and Warrants (collectively, the "Securities"). The Securities may be offered in separate series in amounts, and prices, and on terms to be determined at or prior to the time of sale.

     The specific terms of the particular Securities to be issued will be set forth in a supplement to this Prospectus (a "Prospectus Supplement"), which will be delivered together with this Prospectus, including, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking as senior or subordinated Debt Securities, maturity, rate or rates (or method of determining the same) and time or times for the payment of interest, if any, any exchangeability or conversion terms, any terms for optional or mandatory redemption or repurchase, or payment of additional amounts or any sinking fund provisions, the designation of the trustee acting under the applicable indenture, and any other specific terms of such Debt Securities, (ii) in the case of Preferred Stock, the specific designation, number of shares and liquidation value thereof and the dividend, liquidation, redemption, voting and other rights, including conversion or exchange rights, if any, and any other special terms, (iii) in the case of Common Stock, the number of shares, and (iv) in the case of Warrants, the number and terms thereof, the number of shares of Common Stock issuable upon their exercise, the exercise price, the terms of the offering and sale thereof and, where applicable, the duration and detachability thereof. The Prospectus Supplement will also contain information regarding the initial public offering price, the net proceeds to the Company and, where applicable, the United States Federal income tax considerations relating to the Securities covered by the Prospectus Supplement and a description of certain factors that should be considered in connection with an investment in the Securities covered by the Prospectus Supplement.

     The Securities may be sold directly by the Company to investors, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any agents of the Company or any underwriters are involved in the sale of any Securities in respect of which the Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in the Prospectus Supplement.

     The Common Stock is listed on the Nasdaq Stock Market under the symbol "MDCO." The Prospectus Supplement will contain information about any listing on a securities exchange of the Securities covered by the Prospectus Supplement.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------
     THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF THE SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

July 12, 1996

                             AVAILABLE INFORMATION

     The Company is subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's Regional Offices located at Seven World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a World Wide Website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information contained in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be inspected at the Commission's offices, without charge or copies of which may be obtained from the Commission upon payment of prescribed fees. Statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is hereby made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.
                             ---------------------
                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 0-18309) pursuant to the Exchange Act are incorporated herein by reference:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

     2. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996.

     3. The Company's Reports on Form 8-K, dated March 18, 1996, April 26, 1996 and June 3, 1996.

     4. The description of the Common Stock contained in the Registration Statement on Form 8-B filed with the Commission on February 21, 1990, as amended by Form 8 filed with the Commission on November 9, 1992, and any subsequent amendment thereto filed for the purpose of updating such description.

     All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Company, One Sugar Creek Center Blvd., Suite 600, Sugar Land, Texas 77478-3556, Attention: Investor Relations (telephone:
713/243-3000).
                             ---------------------

     IN CONNECTION WITH AN OFFERING OF OFFERED SECURITIES, THE UNDERWRITERS, IF ANY, FOR SUCH OFFERING MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE OFFERED SECURITIES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

     The Company is engaged in the offshore contract drilling of oil and gas wells, primarily in the U.S. Gulf of Mexico, for independent and major oil and gas companies. As of the date of this Prospectus, the Company owns and operates a fleet of 13 mobile offshore jack-up drilling rigs, consisting of four independent leg units, three of which have a cantilever feature that allows the extension of the drilling equipment over a platform, and nine mat supported units, four of which have a cantilever feature. The Company's rigs are currently capable of drilling to depths of 20,000 to 30,000 feet in maximum water depths ranging from 200 feet to 300 feet.

     The Company conducts substantially all of its operations through wholly-owned subsidiaries. The principal subsidiaries are Marine Drilling Management Company, which owns ten rigs, and Keyes Holding Corporation, which owns the remaining three rigs.

     The Company was incorporated in Texas in January, 1990 but, through its predecessors, has been engaged in offshore contract drilling since 1966. The Company's principal executive offices are located at One Sugar Creek Center Boulevard, Suite 600, Sugar Land, Texas 77478-3556 and the Company's telephone number is (713) 243-3000. The "Company" or "Marine" refers to Marine Drilling Companies, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise suggests.

                                USE OF PROCEEDS

     Unless otherwise provided in the Prospectus Supplement, the net proceeds from the sale of the Securities offered by this Prospectus and the Prospectus Supplement (the "Offered Securities") will be used for general corporate purposes, which may include repayment of indebtedness, acquisitions, additions to working capital, and capital expenditures. Until so utilized, it is expected that such net proceeds will be invested in interest bearing time deposits or short-term marketable securities.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
            EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the ratio of earnings to fixed charges and combined ratio of earnings to fixed charges and preferred stock dividend requirements for the Company for the periods indicated:

                                                                                             THREE
                                                      YEAR ENDED DECEMBER 31,            MONTHS ENDED
                                             -----------------------------------------     MARCH 31,
                                             1991     1992     1993     1994      1995       1996
                                             ----     ----     ----     -----     ----   -------------
Ratio of earnings to fixed charges.........   --       --      41.2     131.3      --         16.7
Ratio of earnings to combined fixed charges
  and preferred stock dividend
  requirements.............................   --       --      41.2     131.3      --         16.7

     For purposes of computing the ratio of earnings to fixed charges: (i) earnings consist of income before provision for income taxes plus fixed charges as described below, excluding capitalized interest for the period and (ii) fixed charges consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property. For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividend requirements: (a) earnings consist of income before provision for income taxes plus fixed charges and preferred stock dividend requirements, excluding capitalized interest for the period and (b) fixed charges and preferred stock dividend requirements consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness, the portion of rental expense representative of the interest factor attributable to leases for rental property and preferred stock dividends.

     Because of losses, fixed charges were not covered by $34,462,000, $91,327,000 and $6,228,000 respectively, for December 31, 1991, 1992 and 1995.
As a result of a recapitalization effected in 1992, the Company eliminated preferred stock obligations of approximately $64,000,000. There have been no shares of Preferred Stock outstanding from the recapitalization to the date of this Prospectus.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be unsecured senior or senior subordinated debt of the Company and will be issued, in the case of Debt Securities that will be senior debt ("Senior Debt Securities"), under a Senior Indenture (the "Senior Debt Indenture") between the Company and Marine Midland Bank, as trustee, and, in the case of Debt Securities that will be subordinated debt ("Subordinated Debt Securities"), under a Senior Subordinated Indenture (the "Subordinated Debt Indenture") between the Company and Bankers Trust Company, as trustee. The Senior Debt Indenture and the Subordinated Debt Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures." When used in this Prospectus, the term "Trustee" means, when used with respect to the Senior Indenture, Marine Midland Bank and any successor trustee under the Senior Debt Indenture and, when used with respect to the Subordinated Debt Indenture, means Bankers Trust Company and any successor thereto as trustee under the Subordinated Debt Indenture. The Indentures are filed as exhibits to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indentures and the Debt Securities do not purport to be complete and such summaries are subject to the detailed provisions of the applicable Indenture to which reference is hereby made for a full description of such provisions, including the definition of certain terms used herein. Section references in parentheses below are to sections in both Indentures unless otherwise indicated. Wherever particular sections or defined terms of the applicable Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. The Indentures are substantially identical, except for provisions relating to subordination.

PROVISIONS APPLICABLE TO BOTH SENIOR AND SUBORDINATED DEBT SECURITIES

     General. The Debt Securities will be unsecured senior or subordinated obligations of the Company and may be issued from time to time in one or more series. Neither of the Indentures limits the amount of Debt Securities that may be issued thereunder nor does either limit the aggregate indebtedness of the Company, secured or unsecured, or any subsidiary thereof or, except to the extent, if any, set forth in any Prospectus Supplement, limit the imposition of liens on the Company's property, the payment of dividends or the acquisition of stock of the Company. The Company currently conducts a substantial portion of its operations through subsidiaries. Consequently, the rights of the Company to receive assets of any subsidiary (and thus the ability of holders of Debt Securities to benefit indirectly from such assets) are subject to the prior claims of creditors of that subsidiary. Except to the extent set forth in any Prospectus Supplement, the Indentures do not, and the Debt Securities will not, contain any covenants or other provisions that are intended to afford holders of the Debt Securities special protection in the event of either a change of control of the Company or a highly leveraged transaction by the Company.

     Reference is made to the Prospectus Supplement for the following terms of and information relating to the Debt Securities offered by such Prospectus Supplement ("Offered Debt Securities") to the extent such terms are applicable to such Offered Debt Securities:

          (i) the title of the Offered Debt Securities;

          (ii) the classification as Senior Debt Securities or Subordinated Debt Securities, aggregate principal amount, purchase price and denomination;

          (iii) the date or dates on which the Offered Debt Securities will mature;

          (iv) the method by which amounts payable in respect of principal of, and premium, if any, or interest, if any, on or upon the redemption of such Offered Debt Securities may be calculated;

          (v) the interest rate or rates (or the method by which such will be determined), and the date or dates from which such interest, if any, will accrue;

          (vi) the date or dates on which such interest, if any, will be payable;

          (vii) the place or places where and the manner in which the principal of, premium, if any, and interest, if any, on the Offered Debt Securities will be payable and the place or places where the Offered Debt Securities may be presented for transfer;

          (viii) the right, if any, or obligation, if any, of the Company to redeem, repay or purchase the Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the period or periods within which, the price or prices (or the method by which such price or prices will be determined, or both) at which, the form or method of payment therefor if other than in cash and the terms and conditions upon which the Offered Debt Securities will be redeemed, repaid or purchased pursuant to any such obligation;

          (ix) any provision relating to the issuance of the Offered Debt Securities at an original issue discount;

          (x) if the amounts of payments of principal of, premium, if any, and interest on the Offered Debt Securities are to be determined with reference to an index, the manner in which such amounts shall be determined;

          (xi) the terms and conditions, if any, upon which the Offered Debt Securities may be convertible into or exchanged for Common Stock or other securities;

          (xii) any applicable United States federal income tax consequences;

          (xiii) any deletions from, modification of or additions to the Events of Default or covenants of the Company with respect to such Offered Debt Securities; and

          (xiv) any other specific terms of the Offered Debt Securities.

     Unless otherwise specified in any Prospectus Supplement, the Debt Securities will be issuable in registered form and in denominations of $1,000 and any integral multiple thereof (Section 2.7). No service charge will be made for any transfer or exchange of any Debt Securities but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 2.8).

     Debt Securities may bear interest at a fixed rate or a floating rate. Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par that are treated as having been issued at a discount for United States federal income tax purposes will be described in the applicable Prospectus Supplement.

     In determining whether the holders of the requisite aggregate principal amount of outstanding Debt Securities of any series have given any request, demand, authorization, direction, notice, consent or waiver under the Indentures, the principal amount of any series of Debt Securities originally issued at a discount from their stated principal amount that will be deemed to be outstanding for such purposes will be the amount of the principal thereof that would be due and payable as of the date of such determination upon a declaration of acceleration of the maturity thereof.

     Conversion or Exchange Rights. The Prospectus Supplement for any Offered Debt Securities offered thereby will state the terms, if any, on which shares of such Offered Debt Securities are convertible into, or exchangeable for, securities of the Company or another person.

     Global Securities. The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security (i) may not be transferred except as a whole and (ii) may only be transferred (a) by the Depositary for such Global Security to its nominee, (b) by a nominee of such Depositary to such Depositary or another nominee of such Depositary or (c) by such Depositary or any such nominee to a successor Depositary or nominee of such successor Depositary (Section 2.8).

     The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will generally apply to depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary. Such accounts shall be designated by the dealers, underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the applicable Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security or its nominee is the registered owner of such Global Security, such Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities of the series represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

     Payment of principal of, and premium, if any, and interest, if any, on, individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal of, and premium, if any, and interest, if any, in respect of a Global Security representing any such Debt Securities, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Such payments will be the responsibility of such participants. Neither the Company, the Trustee for such Debt Securities, any paying agent nor the registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     If the Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security or Securities representing such series of Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company, the Trustee and the Depositary for such Global Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Individual Debt Securities of such series so issued will be issued in registered form and in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

     Merger and Consolidation. Unless additional limitations are described in a Prospectus Supplement with respect to a series of Debt Securities, the Company may consolidate or merge with or into any other corporation or entity, and the Company may sell, lease or convey all or substantially all of its assets to another corporation or entity, provided that (a)(i) in the case of a merger, the Company is the surviving company in the merger, or (ii) the entity surviving the merger, formed by such consolidation or which acquires such assets shall be an entity organized and existing under the laws of the United States of America or a state thereof and shall expressly assume payment of the principal of and any premium and interest on the Debt Securities and the performance and observance of all of the covenants and conditions of the Indentures to be performed or observed by the Company and (b) the Company or such successor entity, as the case may be, shall not immediately thereafter be in default in the performance of any such covenant or condition. (Section 9.1).

     Events of Default. Unless otherwise specified in the Prospectus Supplement, an Event of Default is defined under each Indenture with respect to the Debt Securities of any series issued under such Indenture as being: (i) default in the payment of any installment of interest upon any of the Debt Securities of such series when due, continued for 30 days; (ii) default in the payment of principal of or premium, if any, with respect to Debt Securities of such series when due; (iii) default in the payment or satisfaction of any sinking fund or other purchase obligation with respect to Debt Securities of such series when due; (iv) default in the performance of any other covenant of the Company applicable to Debt Securities of such series, continued for 60 days after written notice to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of such series then outstanding; (v) certain events of bankruptcy, insolvency or reorganization; (vi) default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed of the Company resulting in the acceleration of such indebtedness, or any default in payment of such indebtedness (after expiration of any applicable grace periods and presentation of any debt instruments, if required), if the aggregate amount of all such indebtedness that has been so accelerated and with respect to which there has been such a default in payment shall exceed $5,000,000 and there shall have been a failure to obtain rescission or annulment of all such accelerations or to discharge all such defaulted

Indebtedness within 10 days after written notice of the type specified in the foregoing clause (iv); and (vii) any other Event of Default provided with respect to the Debt Securities of such series (Section 5.1).

     If any Event of Default with respect to any Debt Securities of any series shall occur and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding, by notice in writing to the Company (and to the Trustee, if given by the holders), may declare the principal (or, in the case of any series of Debt Securities originally issued at a discount from their stated principal amount, such portion of the principal amount as may be specified in the terms of such series) of all of the Debt Securities of such series and the interest, if any, accrued thereon to be due and payable immediately, but the holders of a majority in aggregate principal amount of the Debt Securities of such series then outstanding, by notice in writing to the Company and the Trustee, may rescind and annul such declaration and its consequences if all defaults under such Indenture are cured or waived (Section 5.1).

     Each Indenture provides that no holder of any series of Debt Securities then outstanding may institute any suit, action or proceeding with respect to, or otherwise attempt to enforce, such Indenture, unless (i) such holder previously shall have given to the Trustee written notice of default and of the continuance thereof, (ii) the holders of not less than 25% in aggregate principal amount of such series of Debt Securities then outstanding shall have made written request to the Trustee to institute such suit, action or proceeding and shall have offered to the Trustee such reasonable indemnity as it may require with respect thereto and (iii) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding; provided that, subject to the subordination provisions applicable to the Subordinated Debt Securities, the right of any holder of any Debt Security to receive payment of the principal of, premium, if any, or interest, if any, on such Debt Security, on or after the respective due dates, or to institute suit for the enforcement of any such payment shall not be impaired or affected without the consent of such holder (Section 5.4). The holders of a majority in aggregate principal amount of the Debt Securities of such series then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series, provided that the Trustee may decline to follow such direction if the Trustee determines that such action or proceeding is unlawful or would involve the Trustee in personal liability (Section 5.7).

     The Company is required to furnish to the Trustee annually a certificate as to the compliance by the Company with all conditions and covenants under each Indenture (Section 4.3).

     Discharge and Defeasance. Unless otherwise specified in the applicable Prospectus Supplement, the Company can discharge or defease its obligations with respect to each series of Debt Securities as set forth below (Article Ten).

     The Company may discharge all of its obligations (except those set forth below) to holders of any series of Debt Securities issued under either Indenture that have not already been delivered to the Trustee for cancellation and that have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee cash or U.S. Government Obligations (as defined in such Indenture), or a combination thereof, as trust funds in an amount certified to be sufficient to pay when due the principal of and interest, if any, on all outstanding Debt Securities of such series and to make any mandatory sinking fund payments thereon when due.

     Unless otherwise provided in the applicable Prospectus Supplement, the Company may also discharge at any time all of its obligations (except those set forth below) to holders of any series of Debt Securities issued under either Indenture ("defeasance") if, among other things: (i) the Company irrevocably deposits with the Trustee cash or U.S. Government Obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay when due the principal of and interest, if any, on all outstanding Debt Securities of such series and to make any mandatory sinking fund payments thereon when due and such funds have been so deposited for 91 days; (ii) such deposit will not result in a breach or violation of, or cause a default under, any agreement or instrument to which the Company is a party or by which it is bound involving payment by the Company or a subsidiary of the Company of more than $1,000,000;
(iii) no Event of Default shall have occurred and be continuing on the date of such deposit, (iv) no Event of Default resulting from certain events of bankruptcy, insolvency or reorganization shall have occurred during the period ending on the 91st day after the date of such deposit; and (v) the Company delivers to the Trustee an opinion of counsel to the effect that the holders of such series of Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit and defeasance and that defeasance will not otherwise alter the United States federal income tax treatment of such holders' principal and interest payments on such series of Debt Securities. Such opinion must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of the Indenture relating to the Debt Securities of such series, since such a result would not occur under current tax law. In the event of any such defeasance and discharge of Debt Securities of such series, holders of such Debt Securities would be entitled to look only to such trust fund for payment of principal of and premium, if any, and interest, if any, on their Debt Securities. (Section 10.1)

     Additionally, if provided in the applicable Prospectus Supplement, the Company may omit to comply with any condition or covenant specified in the applicable Prospectus Supplement if, among other things: (i) the Company irrevocably deposits with the Trustee cash or U.S. Government Obligations, or a combination thereof, in an amount sufficient to pay the principal of, and premium, if any, and interest, if any, on all Outstanding Debt Securities, including any sinking fund obligations, of such series when due; and (ii) the Company delivers to the Trustee an opinion of counsel to the effect that the holders of such series of Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit and defeasance and that such deposit and defeasance will not otherwise alter the United States federal income tax treatment of such holders' principal and interest payments on such series of Debt Securities

     Notwithstanding the foregoing, no discharge or defeasance described above shall affect the following obligations to or rights of the holders of any series of Debt Securities: (i) rights of registration of transfer and exchange of Debt Securities of such series, (ii) rights of substitution of mutilated, defaced, destroyed, lost or stolen Debt Securities of such series, (iii) rights of holders of Debt Securities of such series to receive payments of principal thereof and premium, if any, and interest, if any, thereon, upon the original due dates therefor (but not upon acceleration), and to receive mandatory sinking fund payments thereon when due, if any, (iv) rights, obligations, duties and immunities of the Trustee, (v) rights of holders of Debt Securities of such series as beneficiaries with respect to property so deposited with the Trustee payable to all or any of them and (vi) obligations of the Company to maintain an office or agency in respect of Debt Securities of such series (Section 10.1).

     Modification of the Indenture. Each Indenture provides that the Company and the Trustee may enter into supplemental indentures without the consent of the holders of the Debt Securities (i) to secure any series of Securities, (ii) to evidence the assumption by a successor entity of the obligations of the Company under such Indenture, (iii) to add covenants or new events of default for the protection of the holders of such Debt Securities or a series thereof, (iv) to establish the form and terms of Debt Securities of any series, (v) to modify the provisions relating to global Debt Securities, or to permit the issuance of Debt Securities in uncertificated form, provided any such action does not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect, (vi) to add to, change or eliminate any provision of the Indentures, provided that such amendment shall become effective only if there is no Outstanding Debt Security of any series then entitled to the benefit of such provision or such amendment does not apply to any then Outstanding Debt Security, (vii) to evidence and provide for the acceptance of appointment by a successor Trustee with respect to the Debt Securities of one or more series and to add to or change any of the provisions as shall be necessary to provide for or facilitate the administration of the trusts under the Indentures by more than one Trustee, (viii) in the case of the Subordinated Debt Indenture, to limit or terminate the benefits to the holders of Senior Indebtedness of the subordination provisions contained in the Subordinated Debt Indenture, or (ix) to cure any ambiguity, defect or inconsistency in the Indentures or to make any other provisions with respect to matters or questions arising under the Indentures, provided such action does not adversely affect the interests of the holders of the Debt Securities of any series (Section 8.1).

     Each Indenture also contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of Debt Securities of each series then outstanding and affected, to add any provisions to, or change in any manner or eliminate any of the provisions of, such Indenture or of any supplemental indenture or modify in any manner the rights of the holders of the Debt Securities of such series; provided that the Company and the Trustee may not, without the consent of the holder of each outstanding Debt Security affected thereby, (i) extend the stated final maturity of any Debt Security, reduce the principal amount thereof, reduce the rate or extend the time of payment of interest, if any, thereon, reduce or alter the method of computation of any amount payable on redemption, repayment or purchase by the Company, change the coin or currency in which principal, premium, if any, and interest, if any, are payable, reduce the amount of the principal of any original issue discount security payable upon acceleration or provable in bankruptcy, impair or affect the right to institute suit for the enforcement of any payment or repayment thereof or, if applicable, adversely affect any right of prepayment at the option of the holder or (ii) reduce the aforesaid percentage in aggregate principal amount of Debt Securities of any series issued under such Indenture, the consent of the holders of which is required for any such modification (Section 8.2).

     The Subordinated Debt Indenture may not be amended to alter the subordination of any outstanding Subordinated Debt Securities without the written consent of each holder of Senior Indebtedness then outstanding that would be adversely affected thereby (Section 8.6 of the Subordinated Debt Indenture).

PROVISIONS APPLICABLE SOLELY TO SUBORDINATED DEBT SECURITIES

     Subordination. The Subordinated Debt Securities will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Debt Indenture, to all Senior Indebtedness of the Company. Senior Indebtedness is defined in the Subordinated Debt Indenture as the principal of, and premium, if any, and interest on, and any other payment due pursuant to, any of the following, whether outstanding at the date of execution of the Subordinated Debt Indenture or thereafter incurred, created or assumed:

          (a) all obligations of the Company for money borrowed;

          (b) all obligations of the Company evidenced by notes, debentures, bonds or other securities, including obligations incurred, created or assumed in connection with the acquisition of property, assets or businesses;

          (c) all obligations of the Company or a subsidiary of the Company pursuant to the Loan Agreement, dated as of December 1, 1994, among the Company, Keyes Holding Corporation, and CIT Group/Equipment Financing, Inc. and the related guaranty, in each case as amended and as amended from time to time;

          (d) all capitalized lease obligations of the Company;

          (e) all reimbursement obligations of the Company with respect to letters of credit, bankers acceptance or similar facilities issued for the account of the Company;

          (f) all obligations of the Company issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business);

          (g) all payment obligations of the Company under any interest rate, currency or commodity swap agreement, option agreement, hedge agreement, forward contract, or similar agreement designed to protect the Company or another person against fluctuations in interest rates, exchange rates or commodity prices;

          (h) all obligations of the type referred to in clauses (a) through (g) above, of another person and all dividends of another person, the payment of which, in either case, the Company has assumed or guaranteed, or for which the Company is responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise; and

          (i) all amendments, modifications, renewals, extensions, refinancings, replacements and refundings by the Company of any such indebtedness referred to in clauses (a) through (h) above (and of any such amended, modified, renewed, extended, refinanced, refunded or replaced indebtedness or obligations); other than (i) any indebtedness, renewal, extension, refinancing, replacement, refunding, assumption, guarantee or other obligation that expressly provides, or in the instrument creating or evidencing the same or the assumption or guarantee of the same it is expressly provided, that such indebtedness, renewal, extension, refinancing, replacement, refunding, assumption, guarantee or other obligation is junior in right of payment to or is pari passu with the Subordinated Debt Securities or is subordinate in right of payment to all other indebtedness of the Company not expressly subordinated to such indebtedness or obligation; and (ii) any indebtedness or obligation of the Company in respect of the Subordinated Debt Securities (Section 1.1 of the Subordinated Debt Indenture).

     If (i) the Company should default in the payment of any principal of, premium, if any, or interest, if any, on any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration of acceleration or otherwise or (ii) any other default with respect to Senior Indebtedness shall occur and the maturity of such Senior Indebtedness has been accelerated in accordance with its terms, then, upon written notice of such default to the Company by the holders of such Senior Indebtedness or any trustee therefor, unless and until such default shall have been cured or waived or shall have ceased to exist or such acceleration shall have been rescinded, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) will be made or agreed to be made for principal of, premium, if any, or interest, if any, on any of the Subordinated Debt Securities, or in respect of any redemption, retirement, purchase or other acquisition of the Subordinated Debt Securities other than those made in capital stock of the Company (or cash in lieu of fractional shares thereof) (Section 12.1(b) of the Subordinated Debt Indenture).

     If any default (other than a default described in the preceding paragraph) under the Senior Indebtedness, pursuant to which the maturity thereof may be accelerated immediately or the expiration of any applicable grace periods occurs (a "Senior Nonmonetary Default"), then, upon the receipt by the Company and the Trustee under the Subordinated Debt Indenture of written notice thereof (a "Payment Notice") from or on behalf of holders of such Senior Indebtedness specifying an election to prohibit such payment and other action by the Company in accordance with the following provisions of this paragraph, the Company may not make any payment or take any other action that would be prohibited by the immediately preceding paragraph during the period (the "Payment Blockage Period") commencing on the date of receipt of such Payment Notice and ending on the earlier of (i) the date, if any, on which the holders of such Senior Indebtedness or their representative notify the Trustee that such Senior Nonmonetary Default is cured or waived or ceases to exist or the Senior Indebtedness to which such Senior Nonmonetary Default relates is discharged or
(ii) the 179th day after the date of receipt of such Payment Notice. Notwithstanding the provisions described in the immediately preceding sentence, the Company may resume payments on the Subordinated Debt Securities after such Payment Blockage Period (Section 12.1(c) of the Subordinated Debt Indenture).

     If (i)(a) without the consent of the Company, a receiver, conservator, liquidator or trustee of the Company or of any of its property is appointed by the order or decree of any court or agency or supervisory authority having jurisdiction, and such decree or order remains in effect for more than 60 days or (b) the Company is adjudicated bankrupt or insolvent or (c) any of its property is sequestered by court order and such order remains in effect for more than 60 days or a petition is filed against the Company under any state or federal bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution, liquidation or receivership law of any jurisdiction whether now or hereafter in effect, and is not dismissed within 60 days after such filing; or (ii) the Company (a) commences a voluntary case or other proceeding seeking liquidation, reorganization, arrangement, insolvency, readjustment of debt, dissolution, liquidation or other relief with respect to itself or its debt or other liabilities under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or (b) consents to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or (c) fails generally to, or cannot, pay its debts generally as they become due or (d) takes any corporate action to authorize or effect any of the foregoing; or (iii) any subsidiary of the Company takes, suffers or permits to exist any of the events or conditions referred to in the foregoing clause

(i) or (ii), then all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) will first be paid in full before any payment or distribution, whether in cash, securities or other property, is made to any holder of Subordinated Debt Securities on account of the principal of, premium, if any, or interest, if any, on such Subordinated Debt Securities. Any payment or distribution, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the indebtedness evidenced by the Subordinated Debt Securities, to the payment of all Senior Indebtedness then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment) that would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Subordinated Debt Securities of any series will be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) has been paid in full. In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Indebtedness, the holders of Subordinated Debt Securities, together with the holders of any obligations of the Company ranking on a parity with the Subordinated Debt Securities, will be entitled to be repaid from the remaining assets of the Company the amounts at that time due and owing on account of unpaid principal of, premium, if any, or interest, if any, on the Subordinated Debt Securities and such other obligations before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any capital stock or obligations of the Company ranking junior to the Subordinated Debt Securities and such other obligations (Section 12.1(d) of the Subordinated Debt Indenture).

     If any payment or distribution of any character, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Subordinated Debt Securities, to the payment of all Senior Indebtedness then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), shall be received by the Trustee or any holder of any Subordinated Debt Securities in contravention of any of the terms of the Subordinated Debt Indenture, such payment or distribution of securities will be received in trust for the benefit of, and will be paid over or delivered and transferred to, the holders of the Senior Indebtedness then outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full (Section 12.1(e) of the Subordinated Debt Indenture).

     By reason of such subordination, in the event of the insolvency of the Company, holders of Senior Indebtedness may receive more, ratably, than holders of the Subordinated Debt Securities. Such subordination will not prevent the occurrence of any Event of Default (as defined in the Indentures) or limit the right of acceleration in respect of the Subordinated Debt Securities, but the payment of any amount due upon such acceleration shall be limited in accordance with the foregoing provisions. Payment from money or the proceeds of U.S. Government Obligations deposited to defease the Subordinated Debt Indenture shall not be subordinated to the prior payment of any Senior Indebtedness (Section 12.11 of the Subordinated Debt Indenture).

CONCERNING THE TRUSTEES

     The Company, its officers and directors, and certain of its or their affiliates may maintain banking, borrowing, consulting and other relations with Bankers Trust Company, Marine Midland Bank and certain of their respective affiliates.

     The Indentures provide that an alternative Trustee may be appointed by the Company with respect to any particular series of Debt Securities. Any such appointment will be described in the Prospectus Supplement relating to such series of Debt Securities.

     The Trustee under an Indenture, prior to default, undertakes to perform only such duties as are specifically set forth in the Indenture and, after default, is required to exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs (Section 6.1). Subject to such provision, the Trustee under an Indenture is under no obligation to exercise any of the powers vested in it by an Indenture at the request of any holder of Debt Securities, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Trustee under an Indenture is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it. Each Indenture contains other provisions limiting the responsibilities and liabilities of the Trustee thereunder.

                DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

     The Company's authorized capital stock consists of 200,000,000 shares of Common Stock, par value $.01 per share, and 20,000,000 shares of Preferred Stock, par value $.01 per share, each of which is described below. The summary description of the capital stock of the Company contained herein is necessarily general and reference should be made in each case to the Company's Restated Articles of Incorporation and Bylaws, which are exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     Each share of Common Stock is subject to all rights, privileges, preferences and priorities of any class of preferred stock of the Company. Each share of Common Stock has an equal and ratable right to receive dividends as and when declared by the Board of Directors out of any funds of the corporation legally available for the payment thereof. The Company currently has no intention to pay dividends on the shares of Common Stock in the foreseeable future.

     In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities, including any liquidation preferences payable to the holders of Preferred Stock that may at the time be outstanding.

     Each share of Common Stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of shareholders. Holders of Common Stock have no right to cumulate their vote in the election of directors.

     American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005, acts as the transfer agent and registrar of the Common Stock.

PREFERRED STOCK

     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which an applicable Prospectus Supplement may relate. Certain other terms of any series of Preferred Stock offered by an applicable Prospectus Supplement will be specified in such Prospectus Supplement. If so specified in the applicable Prospectus Supplement, the terms of any series of Preferred Stock may differ from the terms set forth below. The description of the terms of the Preferred Stock set forth below and in an applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Statement of Resolution relating to the applicable series of Preferred Stock, which will be filed as an exhibit to, or incorporated by reference in, the Registration Statement of which this Prospectus forms a part.

     General. The Preferred Stock may be divided into and issued in one or more series, each series to be so designated as to distinguish the shares thereof from the shares of all other series and classes. The Board of Directors is vested with the authority to establish and designate such series from time to time, and within the limitations prescribed by law or set forth in the Company's Restated Articles of Incorporation, to fix and determine the number, preferences, limitations and relative rights, including voting rights, of the authorized shares within each such series; provided, however, that the Board of Directors may not decrease the number of shares within a series below the number of shares within such series that is then issued. The Board of Directors shall exercise such authority by the adoption of a resolution or resolutions as prescribed by law.

     The terms of any series of Preferred Stock may be amended without the consent of the holders of any other series of Preferred Stock or of any class of junior stock, provided such amendment does not adversely affect the holders of such other series of Preferred Stock or class of junior stock. Shares of any class of Preferred Stock which have been issued and reacquired in any manner and are not held as treasury shares, including shares redeemed by purchase (whether through the operation of a retirement or sinking fund or otherwise), will have the status of authorized and unissued Preferred Stock and may be reissued as a part of the series of which they were originally a part or may be reclassified into and reissued as part of a new series.

     No shares of Preferred Stock are, as of the date of this Prospectus, issued, outstanding or designated as to series. It is not possible to state the actual effect of the authorization and issuance of a new series of Preferred Stock upon the rights of holders of the Common Stock and other series of Preferred Stock unless and until the Board of Directors determines the attributes of such new series of Preferred Stock and the specific rights of its holders. Such effects might include, however, (i) restrictions on dividends on Common Stock and other series of Preferred Stock if dividends on such new series of Preferred Stock have not been paid; (ii) dilution of the voting power of Common Stock and other series of Preferred Stock to the extent that such new series of Preferred Stock has voting rights, or to the extent that any such new series of Preferred Stock is convertible into Common Stock; (iii) dilution of the equity interest of Common Stock and other series of Preferred Stock; and
(iv) limitation on the right of holders of Common Stock and other series of Preferred Stock to share in the Company's assets upon liquidation until satisfaction of any liquidation preference attributable to such new series of Preferred Stock. While the ability of the Company to issue Preferred Stock provides flexibility in connection with possible acquisitions and other corporate purposes, its issuance could be used to impede an attempt by a third party to acquire a majority of the outstanding voting stock of the Company.

     The Preferred Stock will have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation of such Preferred Stock, the number of shares offered and the liquidation value thereof; (ii) the price at which such Preferred Stock will be issued; (iii) the dividend rate (or method of calculation), the dates on which dividends shall be payable, whether such dividends shall be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to accumulate; (iv) the liquidation preference thereof; (v) any redemption or sinking fund provisions; (vi) any conversion or exchange provisions of such Preferred Stock; and (vii) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, limitations and restrictions of such Preferred Stock.

     The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the Prospectus Supplement relating to a particular series of the Preferred Stock, each series of the Preferred Stock will rank on a parity as to dividends and distributions in the event of a liquidation with each other series of the Preferred Stock, if any. Holders of Preferred Stock will have no preemptive rights to subscribe for or purchase shares of capital stock.

     Dividend Rights. Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates as will be fixed by the Board of Directors or a duly authorized committee thereof. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the Prospectus Supplement relating thereto. If the Board of Directors fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company shall have no obligation to pay the dividend accrued for that period, whether or not dividends are declared for any future period.

     Unless otherwise indicated in an applicable Prospectus Supplement, all series of Preferred Stock will be senior in right as to dividends and in liquidation to the Common Stock and any other class of stock of the Company ranking junior to the Preferred Stock.

     Rights Upon Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or any other class of stock ranking junior to such series of the Preferred Stock upon liquidation, liquidating distributions in the amount set forth in the Prospectus Supplement relating to such series of the Preferred Stock plus an amount equal to accrued and unpaid dividends for the then-current dividend period and, if such series of the Preferred Stock is cumulative, for all dividend periods prior thereto. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any other shares of stock of the Company ranking as to any such distribution on a parity with such series of the Preferred Stock are not paid in full, the holders of the Preferred Stock of such series and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of such series of Preferred Stock will have no right or claim to any of the remaining assets of the Company. Neither the sale of all or substantially all the property or business of the Company nor the merger or consolidation of the Company into or with any other corporation shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, of the Company.

     Redemption. A series of the Preferred Stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such series of Preferred Stock that will be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption. The redemption price may be payable in cash, capital stock or in cash received from the net proceeds of the issuance of capital stock of the Company, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

     If fewer than all the outstanding shares of any series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the selection of the shares to be redeemed will be determined by lot or pro rata as may be determined by the Board of Directors or a duly authorized committee thereof, or by any other method which may be determined by the Board of Directors or such committee to be equitable. From and after the date of redemption (unless default shall be made by the Company in providing for the payment of the redemption price), dividends shall cease to accrue on the shares of Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price) shall cease.

     In the event that full dividends, including accumulations in the case of cumulative Preferred Stock, on any series of the Preferred Stock have not been paid, such series of the Preferred Stock may not be redeemed in part and the Company may not purchase or acquire any shares of such series of the Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of such series of the Preferred Stock.

     Conversion or Exchange Rights. The Prospectus Supplement for any series of the Preferred Stock will state the terms, if any, on which shares of such series are convertible into, or exchangeable for, securities of the Company or another person.

     Voting Rights. Unless otherwise determined by the Board of Directors and indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, the holders of the Preferred Stock will not be entitled to vote, except as expressly required by applicable law. In the event the Company issues share of any series of Preferred Stock with voting rights, including any voting rights in the case of dividend arrearages, unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of the Preferred Stock are entitled to vote. In the case of any series of Preferred Stock having one vote per share on matters on which holders of such series are entitled to vote, the voting power of such series, on matters on which holders of such series and holders of other series of preferred stock are entitled to vote as a single class, will depend on the number of shares in such series, not on the aggregate liquidation preference or initial offering price of the shares of such series of Preferred Stock.

     Conditions and Restrictions Upon the Company. The Prospectus Supplement relating to a series of the Preferred Stock will describe any conditions or restrictions upon the Company which are for the benefit of such series, including restrictions upon the creation of debt or other series of Preferred Stock; payment of dividends; or distributions, acquisitions or redemptions of shares ranking junior to such series.

VOTING

     The Company's Restated Articles of Incorporation provide that (a) action may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall have been signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting of the shareholders, and (b) the vote required to approve a merger, share exchange, certain sales of assets, charter amendment or dissolution involving the Company shall be a majority of each outstanding class of capital stock entitled to vote thereon.

NO PREEMPTIVE RIGHTS

     No holder of shares of the Company, including shares of Common Stock or Preferred Stock, shall have any preemptive right or other right to purchase or subscribe for or receive any shares of any class, or series thereof, of stock of the Company, whether now or hereafter authorized, or any warrants, options, bonds, debentures or other securities convertible into, exchangeable for or carrying any right to purchase any shares of any class, or series thereof, of stock.

FOREIGN OWNERSHIP

     The Restated Articles of Incorporation of the Company contain provisions limiting foreign ownership of the capital stock of the Company. These provisions were originally intended to, among other things, protect the Company's ability to be deemed a United States citizen under Section 2 ("U.S. citizen") of the Shipping Act, 1916, as amended (the "Shipping Act") which allowed the Company to avail itself of certain types of U.S. government guaranteed financings previously available only for U.S. flag vessels owned by U.S. citizens. Although being a U.S. citizen is not currently necessary to obtain such financings, the ability to be a U.S. citizen may be beneficial in the future should the Company desire to obtain certain types of U.S. flag vessels. One of the conditions that must be satisfied in order that a corporation may be deemed to be a U.S. citizen is that a controlling interest therein is owned by citizens of the United States. Thus, a transfer of Common Stock which would result in more than 50% of the outstanding Common Stock being held by non-U.S. citizens would cause the Company to then be ineligible to be a U.S. citizen. Under the provisions of the Company's Restated Articles of Incorporation, (i) shares of any class of capital stock of the Company are not issuable to and are not registrable upon transfer in the name of any person who cannot demonstrate to the satisfaction of the Company that such person is a U.S. citizen and is not holding such shares for the account of any non-U.S. citizen, if as a result of such issuance or registration of transfer the percentage of such class owned by non-U.S. citizens would exceed a fixed percentage (the "Permitted Percentage"), which is equal to 2% less than the percentage that would prevent the Company from being a U.S. citizen (currently 50%, thus resulting in a Permitted Percentage of 48%), and any such transfer shall be void and ineffective as against the Company, and (ii) if at any time non-U.S. ownership of any such class (either record or beneficial) exceeds the Permitted Percentage, the Company may withhold payment of dividends on such shares deemed to be in excess of the Permitted Percentage and may suspend the voting rights of such shares.

     In addition to the foregoing, Section 9 of the Shipping Act provides that a controlling interest in the Company may not be acquired by a non-U.S. citizen without the consent of the U.S. Secretary of Transportation, acting through the United States Maritime Administration ("MARAD"). Notwithstanding the provisions of Section 9, current MARAD regulations authorize the transfer of a controlling interest in a company as long as the United States is not at war, the transferee is not a national of a country to which the transfer would be contrary to the foreign policy of the United States and the Company's U.S. flag vessels remain documented under the U.S. flag after the transfer. In the absence of MARAD consent (either by the current regulations or otherwise) the transfer of a controlling interest in the Company to non-U.S. citizens would enable MARAD to exercise various remedies under the Shipping Act including seizure of vessels, civil penalties and, in certain cases, criminal penalties.

     Certificates representing the capital stock of the Company bear legends concerning the restrictions on non-U.S. ownership. In addition, the Board of Directors is authorized to adopt a bylaw provision for the establishment of a dual stock certificate systems under which different forms of certificates may be used to indicate whether or not the owner thereof is a U.S. citizen. To date, the Board of Directors has not deemed it necessary to adopt such a system.

     The restrictions imposed by the Company's Restated Articles of Incorporation may at times preclude U.S. citizens from transferring their shares of Common Stock to non-U.S. citizens. This may restrict the available market for resales of shares of Common Stock and for the issuance of shares by the Company.

                            DESCRIPTION OF WARRANTS

     The Company may issue Warrants for the purchase of Common Stock. Warrants may be issued independently or together with Debt Securities, Preferred Stock or Common Stock offered by any Prospectus Supplement and may be attached to or separate from any such offered Securities. Each series of Warrants will be issued under a separate warrant agreement (a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all as set forth in the Prospectus Supplement relating to the particular issue of Warrants. The Warrant Agent will act solely as an agent of the Company in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Warrants or beneficial owners of Warrants. The following summary of certain provisions of the Warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Warrant Agreements.

     Reference is made to the Prospectus Supplement relating to the particular issue of Warrants offered thereby for the terms of such Warrants, including, where applicable: (i) the number of shares of Common Stock purchasable upon the exercise of Warrants and the price at which such number of shares of Common Stock may be purchased upon such exercise; (ii) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire (the "Expiration Date"); (iii) United States Federal income tax consequences applicable to such Warrants; and (iv) any other terms of such Warrants. Warrants will be offered and exercisable for U.S. dollars only. Warrants will be issued in registered form only. The exercise price for Warrants will be subject to adjustment in accordance with the applicable Prospectus Supplement.

     Each Warrant will entitle the holder thereof to purchase such number of shares of Common Stock at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the Warrants, which exercise price may be subject to adjustment upon the occurrence of certain events as set forth in such Prospectus Supplement. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Warrants will become void. The place or places where, and the manner in which, Warrants may be exercised shall be specified in the Prospectus Supplement relating to such Warrants.

     Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of Common Stock purchasable upon such exercise, including the right to receive payments of dividends, if any, on the Common Stock purchasable upon such exercise, or to exercise any applicable right to vote.

                              PLAN OF DISTRIBUTION

GENERAL

     The Company may sell Securities to or through underwriters or dealers, and also may sell Securities directly to one or more other purchasers or through agents. The Prospectus Supplement sets forth the names of any underwriters or agents involved in the sale of the Offered Securities and any applicable commissions or discounts.

     Underwriters, dealers or agents may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of the Securities, underwriters or agents may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters or agents may sell the Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

     The Securities (other than the Common Stock), when first issued, will have no established trading market. Any underwriters or agents to or through whom Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such Securities.

     Any underwriters, dealers or agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "1933 Act"). Underwriters, dealers or agents may be entitled, under agreements entered into with the Company, to indemnification against or contribution toward certain civil liabilities, including liabilities under the 1933 Act.

                                 LEGAL MATTERS

     Unless otherwise specified in a Prospectus Supplement relating to particular Securities, certain legal matters with respect to the validity of the Securities will be passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas, and for the underwriters, dealers or agents, if any, of a particular issue of Securities, by Fulbright & Jaworski L.L.P., Houston, Texas.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

     With respect to the unaudited interim financial information for the periods ended March 31, 1996 and 1995, incorporated by reference herein, the independent certified public accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Company's quarterly reports on Form 10-Q for the quarter ended March 31, 1996, and included and/or incorporated herein, state that they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

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  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                         ------------------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
PROSPECTUS SUPPLEMENT
Incorporation of Additional Document by
  Reference...............................   S-2
Prospectus Supplement Summary.............   S-3
Risk Factors..............................   S-8
Use of Proceeds...........................  S-11
Capitalization............................  S-12
Market Price of Common Stock and Dividend
  Policy..................................  S-13
Selected Consolidated Financial Data......  S-14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................  S-16
Business..................................  S-25
Management................................  S-34
Description of Preferred Share Purchase
  Rights..................................  S-35
Underwriting..............................  S-37
Experts...................................  S-38
Index to Financial Statements.............   F-1
PROSPECTUS
Available Information.....................     2
Incorporation of Certain Documents by
  Reference...............................     2
The Company...............................     3
Use of Proceeds...........................     3
Ratio of Earnings to Fixed Charges and
  Earnings to Fixed Charges and Preferred
  Stock Dividends.........................     3
Description of Debt Securities............     4
Description of Common Stock and Preferred
  Stock...................................    13
Description of Warrants...................    17
Plan of Distribution......................    18
Legal Matters.............................    18
Experts...................................    19

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                                5,000,000 SHARES

                                MARINE DRILLING
                                COMPANIES, INC.

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                             ----------------------

                                 [MARINE LOGO]

                             ----------------------

                              GOLDMAN, SACHS & CO.

                              SALOMON BROTHERS INC
                           BT SECURITIES CORPORATION
                               SOUTHCOAST CAPITAL
                                  CORPORATION

                      REPRESENTATIVES OF THE UNDERWRITERS

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


                                EXHIBIT INDEX



               Exhibit 23.1 -- Consent of KPMG Peat Marwick LLP